Alliance Boots

RECEIVED

2007 FEB -6 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CAW/COSEC
01 February 2007

Company Secretary's
D90 WF20
Nottingham NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells
@boots-plc.com
www.allianceboots.com

The Securities & Exchange Commission
Office of International & Corporate Finance [redacted]
Division of Washington
D.C. 20549
USA

07020857

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st November to the 30th November 2006 relating to Alliance Boots PLC Company Number 4452715.

Regulatory press announcements regarding Alliance Boots PLC from 1st November 2006 to the 30th November 2006.

1. Regulatory Announcement dated 1st November 2006 regarding Holding in Company
2. Regulatory Announcement dated 6th November 2006 regarding Notice of Results
3. Regulatory Announcement dated 13th November 2006 regarding Holding in Company
4. Regulatory Announcement dated 14th November 2006 regarding Interim Results
5. Regulatory Announcement dated 15th November 2006 regarding Quest announcement
6. Regulatory Announcement dated 24th November 2006 regarding Quest announcement
7. Regulatory Announcement dated 30th November 2006 regarding Director/PDMR Shareholding

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

Documents filed by Alliance Boots PLC with the Registrar of Companies from 1st November 2006 to the 30th November 2006.

No documents were filed between 1st and 30th November 2006

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells

CHRISTINE WELLS
Company Secretarial Assistant

dlw 2/7


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Name/code	Alliance Boots Plc
Index	FTSE 100
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Date from	1 Nov 2006
to	30 Nov 2006
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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
17:37 30-Nov-06	AB.	Alliance Boots plc	Director/PDMR Shareholding
13:17 24-Nov-06	AB.	Alliance Boots plc	QUEST announcement
15:59 15-Nov-06	AB.	Alliance Boots plc	QUEST announcement
07:00 14-Nov-06	AB.	Alliance Boots plc	Interim Results
15:49 13-Nov-06	AB.	Alliance Boots plc	Holding(s) in Company
10:56 06-Nov-06	AB.	Alliance Boots plc	Notice of Results
18:27 01-Nov-06	AB.	Alliance Boots plc	Holding(s) in Company

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©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 FEB -6 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Alliance Boots plc
TIDM	AB.
Headline	Holding(s) in Company
Released	18:27 01-Nov-06
Number	4133L

RNS Number:4133L
Alliance Boots plc
01 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance Boots plc
....

2. Name of shareholder having a major interest

Barclays PLC..

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above...

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder / Account Designation / Holding

BANK OF IRELAND	426353	773,140
BANK OF NEW YORK		58,556
BARCLAYS CAPITAL NOMINEES LIMITED		59,765
BARCLAYS CAPITAL NOMINEES LIMITED		759,596
BARCLAYS CAPITAL NOMINEES LIMITED		27,831,164
BARCLAYS CAPITAL NOMINEES LIMITED		269,797
Barclays Capital Securities Ltd.		665,501
Barclays Capital Securities Ltd.		319,000
Barclays Global Investors Canada		61,358
Barclays Trust Co & Others		30,097
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000		749
Barclays Trust Co DMC69 C 000000000000000000		8,740
Barclays Trust Co E99 C 000000000000000000		675
Barclays Trust Co R69 C 000000000000000000		86,468
BNP PARIBAS		37,530

CHASE NOMINEES LTD	16376	488,924
CHASE NOMINEES LTD	20947	11,600,117
CHASE NOMINEES LTD	21359	469,631
CHASE NOMINEES LTD	28270	324,103
CHASE NOMINEES LTD	28270	206,239
CIBC MELLON GLOBAL SECURITIES		29,459
Clydesdale Nominees HGB0125	32349601	3,863
Clydesdale Nominees HGB0125	59419801	589
Clydesdale Nominees HGB0125	59553401	2,422
Clydesdale Nominees HGB0125	59571201	1,152
Clydesdale Nominees HGB0125	59710301	1,097
Clydesdale Nominees HGB0125	59732401	3,706
Clydesdale Nominees HGB0125	59737501	3,490
Clydesdale Nominees HGB0125	59738301	4,645
Clydesdale Nominees HGB0125	59744801	2,228
Clydesdale Nominees HGB0125	64544201	3,101
Clydesdale Nominees HGB0125	65136101	1,263
Clydesdale Nominees HGB0125	66860401	1,014
Clydesdale Nominees HGB0125	67940101	14,433
Clydesdale Nominees HGB0125	69108801	1,745
Clydesdale Nominees HGB0125	69238601	4,113
Clydesdale Nominees HGB0125	69340401	1,465
Clydesdale Nominees HGB0125	69732901	10,480
Clydesdale Nominees HGB0125	69738801	783
Clydesdale Nominees HGB0125	69829501	2,186
Clydesdale Nominees HGB0125	70314001	1,150
Clydesdale Nominees HGB0125	70331001	1,332
Clydesdale Nominees HGB0125	70335301	2,390
Clydesdale Nominees HGB0125	70339601	1,460
Clydesdale Nominees HGB0125	70387601	1,142
Clydesdale Nominees HGB0125	70388401	1,665
Clydesdale Nominees HGB0125	70391401	1,075
Clydesdale Nominees HGB0125	80750701	6,731
Clydesdale Nominees HGB0125	80766301	1,473
Clydesdale Nominees HGB0125	83011801	1,538
Clydesdale Nominees HGB0125	86680501	1,646
Clydesdale Nominees HGB0125	88608301	1,344
Clydesdale Nominees HGB0125	300000001	1,674
Clydesdale Nominees HGB0125	310007101	2,872
Clydesdale Nominees HGB0125	310042001	1,720
Clydesdale Nominees HGB0125	310092601	4,019
Clydesdale Nominees HGB0125	310128001	2,065
Clydesdale Nominees HGB0125	310186801	1,308
Clydesdale Nominees HGB0125	310205801	1,072
Clydesdale Nominees HGB0125	310231701	1,228
Clydesdale Nominees HGB0125	310246501	14,072
Clydesdale Nominees HGB0125	310254601	2,378
Clydesdale Nominees HGB0125	310255401	12,241
Clydesdale Nominees HGB0125	310266001	872
Clydesdale Nominees HGB0125	310311901	1,609
Clydesdale Nominees HGB0125	310589801	799
Clydesdale Nominees HGB0125	310590101	794
Clydesdale Nominees HGB0125	310594401	1,245
Clydesdale Nominees HGB0125	700009301	1,661
Clydesdale Nominees HGB0125	700066201	1,391
Clydesdale Nominees HGB0125	700083201	1,044
Clydesdale Nominees HGB0125	700106501	1,416
Clydesdale Nominees HGB0225	59579802	2,198
Clydesdale Nominees HGB0225	70160102	2,828
Clydesdale Nominees HGB0225	70383302	6,541
Clydesdale Nominees HGB0225	87093402	1,471
Clydesdale Nominees HGB0225	310594402	357
Clydesdale Nominees HGB0325	70309403	1,287
Clydesdale Nominees HGB0325	87093403	947

Gerrard Nominees Limited	602394	1,008
Gerrard Nominees Limited	607205	941
Gerrard Nominees Limited	607486	241
Gerrard Nominees Limited	611717	1,998
Gerrard Nominees Limited	633484	1,998
Gerrard Nominees Limited	659645	1,008
Gerrard Nominees Limited	660137	466
Gerrard Nominees Limited	660968	532
Greig Middleton Nominees Limited (GM1)		301,380
INVESTORS BANK AND TRUST CO.		835,246
INVESTORS BANK AND TRUST CO.		6,875
INVESTORS BANK AND TRUST CO.		65,768
INVESTORS BANK AND TRUST CO.		77,047
INVESTORS BANK AND TRUST CO.		140,775
INVESTORS BANK AND TRUST CO.		286,643
INVESTORS BANK AND TRUST CO.		3,945,329
INVESTORS BANK AND TRUST CO.		13,022
INVESTORS BANK AND TRUST CO.		1,469,295
INVESTORS BANK AND TRUST CO.		49,339
INVESTORS BANK AND TRUST CO.		608,329
INVESTORS BANK AND TRUST CO.		3,330
INVESTORS BANK AND TRUST CO.		226,984
INVESTORS BANK AND TRUST CO.		24,050
INVESTORS BANK AND TRUST CO.		184,884
INVESTORS BANK AND TRUST CO.		257,451
INVESTORS BANK AND TRUST CO.		17,401
INVESTORS BANK AND TRUST CO.		9,870
INVESTORS BANK AND TRUST CO.		1,789,463
INVESTORS BANK AND TRUST CO.		74,970
JP MORGAN (BGI CUSTODY)	16331	242,714
JP MORGAN (BGI CUSTODY)	16338	57,888
JP MORGAN (BGI CUSTODY)	16341	467,413
JP MORGAN (BGI CUSTODY)	16341	528,022
JP MORGAN (BGI CUSTODY)	16342	129,188
JP MORGAN (BGI CUSTODY)	16344	165,032
JP MORGAN (BGI CUSTODY)	16345	276,892
JP MORGAN (BGI CUSTODY)	16400	7,267,892
JP MORGAN (BGI CUSTODY)	17011	16,587
JP MORGAN (BGI CUSTODY)	18409	900,344
JPMORGAN CHASE BANK		195,575
JPMORGAN CHASE BANK		70,607
JPMORGAN CHASE BANK		27,274
JP Morgan Chase Bank		7,858
JP Morgan Chase Bank		7,989
JP Morgan Chase Bank		353,228
JP Morgan Chase Bank		50,165
JP Morgan Chase Bank		11,438
JP Morgan Chase Bank		1,507
JP Morgan Chase Bank		19,487
JP Morgan Chase Bank		41,733
JP Morgan Chase Bank		120,050
JP Morgan Chase Bank		88,832
JP Morgan Chase Bank		449,402
JP Morgan Chase Bank		111,660
JP Morgan Chase Bank		6,456
JP Morgan Chase Bank		80,042
Master Trust Bank		179,896
Mellon Trust - US CUSTODIAN /		64,492
Mellon Trust - US CUSTODIAN /		33,063
MELLON TRUST OF NEW ENGLAND		38,310
Mitsui Asset		14,405
NORTHERN TRUST BANK - BGI SEPA		73,401
NORTHERN TRUST BANK - BGI SEPA		97,927
R C Greig Nominees Limited		1,505,868

R C Greig Nominees Limited a/c AK1	503,789
R C Greig Nominees Limited a/c BL1	45,134
R C Greig Nominees Limited a/c CM1	36,605
R C Greig Nominees Limited GP1	88,658
R C Greig Nominees Limited SA1	54,126
Reflex Nominees Limited	1,764
Reflex Nominees Limited	523
STATE STREET BANK & TRUST - WI	42,026
STATE STREET BANK & TRUST - WI	147,016
STATE STREET BOSTON	69,357
STATE STREET BOSTON	386,511
STATE STREET TRUST OF CANADA -	65,745
The Northern Trust Company - U	47,098
Trust & Custody Services Bank	375,245
Trust & Custody Services Bank	6,527
Trust & Custody Services Bank	289
ZEBAN NOMINEES LIMITED	311,495

Total = 70,518,627

5. Number of shares / amount of stock acquired

N/A...

6. Percentage of issued class

N/A..

7. Number of shares / amount of stock disposed

N/A...

8. Percentage of issued class

N/A...

9. Class of security

Ordinary shares of 37 7/39 pence
each...

10. Date of transaction

N/A...

11. Date company informed

30 October 2006..

12. Total holding following this notification

70,518,627 ordinary shares of 37 7/39 pence each
....

13. Total percentage holding of issued class following this notification

7.29%..

14. Any additional information

N/A...

15. Name of contact and telephone number for queries

Philip Ost / 0207 138 1121..

16. Name and signature of authorised company official responsible for making this notification

Frank Standish / Deputy Company Secretary...........................

17. Date of notification

1 November 2006..

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Notice of Results
Released	10:56 06-Nov-06
Number	5878L

RNS Number:5878L
Alliance Boots plc
06 November 2006

6 November 2006

Alliance Boots plc

Notification of Results

Alliance Boots plc advises that it will be announcing its Interim Results for the six months ended 30 September 2006 on Tuesday 14 November 2006.

- ends -

For further information please contact:

Investor Relations

Gerald Gradwell/Chris Laud Tel: +44 (0) 115 968 7080

Media

Donal McCabe Tel: +44 (0) 20 7138 1164

Website www.allianceboots.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 FEB -6 P 12:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Alliance Boots plc
TIDM	AB.
Headline	Holding(s) in Company
Released	15:49 13-Nov-06
Number	9974L

RNS Number:9974L
Alliance Boots plc
13 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Alliance Boots plc..

2. Name of shareholder with a major interest

Barclays PLC..

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above in respect of a beneficial and non-beneficial interest..............

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder / Account Designation / Holding

BANK OF IRELAND	1472368	321,444
BANK OF IRELAND	2173520	888,999
BANK OF IRELAND	258227	243,068
BANK OF IRELAND	2911184	20,717
BANK OF IRELAND	4239749	403,661
BANK OF IRELAND	426353	857,452
BANK OF IRELAND	427057	111,112
Bank of Ireland Nominees Limited	CREST ID. 11X13	1,593,752
Bank of Ireland Nominees Limited	CREST ID. 11X13	247,028
BANK OF NEW YORK		58,556
BANK OF NEW YORK	210405	221,970
BANK OF NEW YORK	221428	202,703
BANK OF NEW YORK	367748	320,688
BANK OF NEW YORK	392067	394,999
BANK OF NEW YORK	768198	220,312
BARCLAYS CAPITAL NOMINEES LIMITED		51,214,125

BARCLAYS CAPITAL NOMINEES LIMITED		500
BARCLAYS CAPITAL NOMINEES LIMITED		339,797
BARCLAYS CAPITAL NOMINEES LIMITED		260,655
Barclays Capital Securities Ltd.		1
Barclays Global Investors Canada		61,358
Barclays Noms Monument R97		25,133
Barclays Trust Co & Others		22,311
BARCLAYS TRUST CO AS EXEC/ADM		749
Barclays Trust Co DMC69		8,740
Barclays Trust Co E99		220
Barclays Trust Co R69		86,468
Barclayshare Nominees Limited		2,417
BARCLAYSHARE NOMINEES LTD		4,301
BNP PARIBAS		37,530
BNY (OCS) NOMINEES LTD	221476	81,564
BNY (OCS) NOMINEES LTD	387173	220,526
BT GLOBENET NOMINEES LTD	501577191	13,707
CHASE NOMINEES LTD	16376	497,867
CHASE NOMINEES LTD	16669	132,775
CHASE NOMINEES LTD	19518	64,652
CHASE NOMINEES LTD	19519	203,987
CHASE NOMINEES LTD	19520	158,400
CHASE NOMINEES LTD	20947	13,030,883
CHASE NOMINEES LTD	21359	475,033
CHASE NOMINEES LTD	25772	182,406
CHASE NOMINEES LTD	27793	56,076
CHASE NOMINEES LTD	27797	161,726
CHASE NOMINEES LTD	27797	105,374
CHASE NOMINEES LTD	27800	127,552
CHASE NOMINEES LTD	28270	225,310
CHASE NOMINEES LTD	28270	327,225
CHASE NOMINEES LTD	31961	525,827
CHASE NOMINEES LTD	35950	35,988
CIBC MELLON GLOBAL SECURITIES		27,925
CITIBANK	195433	137,889
CITIBANK	564005	39,514
CITIBANK	6008783438	1,080,595
CITIBANK	6010640794	246,530
CITIBANK	6010782807	133,816
CITIBANK	601118	52,760
CITIBANK	6660004	3,882
Clydesdale Nominees HGB0125	32349601	3,863
Clydesdale Nominees HGB0125	59419801	589
Clydesdale Nominees HGB0125	59553401	2,422
Clydesdale Nominees HGB0125	59571201	1,152
Clydesdale Nominees HGB0125	59710301	1,097
Clydesdale Nominees HGB0125	59732401	3,706
Clydesdale Nominees HGB0125	59737501	3,490
Clydesdale Nominees HGB0125	59738301	4,645
Clydesdale Nominees HGB0125	59744801	2,228
Clydesdale Nominees HGB0125	64544201	3,101
Clydesdale Nominees HGB0125	65136101	1,263
Clydesdale Nominees HGB0125	66860401	1,014
Clydesdale Nominees HGB0125	67940101	14,433
Clydesdale Nominees HGB0125	69108801	1,745
Clydesdale Nominees HGB0125	69238601	4,113
Clydesdale Nominees HGB0125	69340401	1,465
Clydesdale Nominees HGB0125	69732901	10,480
Clydesdale Nominees HGB0125	69738801	783
Clydesdale Nominees HGB0125	69829501	2,186
Clydesdale Nominees HGB0125	70314001	1,150
Clydesdale Nominees HGB0125	70335301	2,390
Clydesdale Nominees HGB0125	70339601	1,460
Clydesdale Nominees HGB0125	70387601	1,142

Clydesdale Nominees HGB0125	70388401	1,665
Clydesdale Nominees HGB0125	70391401	1,075
Clydesdale Nominees HGB0125	80750701	6,731
Clydesdale Nominees HGB0125	80766301	1,473
Clydesdale Nominees HGB0125	83011801	1,538
Clydesdale Nominees HGB0125	86680501	1,646
Clydesdale Nominees HGB0125	88608301	1,344
Clydesdale Nominees HGB0125	300000001	1,674
Clydesdale Nominees HGB0125	310007101	2,872
Clydesdale Nominees HGB0125	310042001	1,720
Clydesdale Nominees HGB0125	310092601	4,019
Clydesdale Nominees HGB0125	310128001	2,065
Clydesdale Nominees HGB0125	310186801	1,308
Clydesdale Nominees HGB0125	310205801	1,072
Clydesdale Nominees HGB0125	310231701	1,228
Clydesdale Nominees HGB0125	310246501	14,072
Clydesdale Nominees HGB0125	310254601	2,378
Clydesdale Nominees HGB0125	310255401	12,241
Clydesdale Nominees HGB0125	310266001	872
Clydesdale Nominees HGB0125	310311901	1,609
Clydesdale Nominees HGB0125	310589801	799
Clydesdale Nominees HGB0125	310590101	794
Clydesdale Nominees HGB0125	310594401	1,245
Clydesdale Nominees HGB0125	700009301	1,661
Clydesdale Nominees HGB0125	700066201	1,391
Clydesdale Nominees HGB0125	700083201	1,044
Clydesdale Nominees HGB0125	700106501	1,416
Clydesdale Nominees HGB0225	59579802	2,198
Clydesdale Nominees HGB0225	70160102	2,828
Clydesdale Nominees HGB0225	70383302	6,541
Clydesdale Nominees HGB0225	87093402	1,471
Clydesdale Nominees HGB0225	310594402	357
Clydesdale Nominees HGB0325	70309403	1,287
Clydesdale Nominees HGB0325	87093403	947
CREDIT SUISSE ASSET MANAGEMENT	83587	70,261
DEUTSCHE BANK LONDON	8002041	8,535
DEUTSCHE BANK LONDON	8003168	207,850
Gerrard Nominees Limited	602394	1,008
Gerrard Nominees Limited	606322	1,126
Gerrard Nominees Limited	607205	941
Gerrard Nominees Limited	607486	241
Gerrard Nominees Limited	609146	823
Gerrard Nominees Limited	611717	1,998
Gerrard Nominees Limited	633484	1,998
Gerrard Nominees Limited	659645	1,008
Gerrard Nominees Limited	660137	466
Gerrard Nominees Limited	660968	532
Greig Middleton Nominees Limited (GM1)		305,709
Greig Middleton Nominees Limited (GM1)		19,596
HSBC	813168	238,222
HSBC	845315	35,337
INVESTORS BANK AND TRUST CO.		243,694
INVESTORS BANK AND TRUST CO.		320,819
INVESTORS BANK AND TRUST CO.		49,339
INVESTORS BANK AND TRUST CO.		1,796,444
INVESTORS BANK AND TRUST CO.		77,047
INVESTORS BANK AND TRUST CO.		6,875
INVESTORS BANK AND TRUST CO.		3,330
INVESTORS BANK AND TRUST CO.		184,884
INVESTORS BANK AND TRUST CO.		140,775
INVESTORS BANK AND TRUST CO.		78,540
INVESTORS BANK AND TRUST CO.		24,050
INVESTORS BANK AND TRUST CO.		257,451
INVESTORS BANK AND TRUST CO.		841,837

INVESTORS BANK AND TRUST CO.		13,841
INVESTORS BANK AND TRUST CO.		9,870
INVESTORS BANK AND TRUST CO.		3,720,757
INVESTORS BANK AND TRUST CO.		247,639
INVESTORS BANK AND TRUST CO.		613,506
INVESTORS BANK AND TRUST CO.		65,768
INVESTORS BANK AND TRUST CO.		1,469,295
INVESTORS BANK AND TRUST CO.		17,401
JP MORGAN (BGI CUSTODY)	16331	164,069
JP MORGAN (BGI CUSTODY)	16331	242,714
JP MORGAN (BGI CUSTODY)	16338	57,888
JP MORGAN (BGI CUSTODY)	16341	524,435
JP MORGAN (BGI CUSTODY)	16341	531,163
JP MORGAN (BGI CUSTODY)	16342	127,920
JP MORGAN (BGI CUSTODY)	16344	179,861
JP MORGAN (BGI CUSTODY)	16345	301,874
JP MORGAN (BGI CUSTODY)	16400	7,109,414
JP MORGAN (BGI CUSTODY)	16612	54,697
JP MORGAN (BGI CUSTODY)	16901	33,201
JP MORGAN (BGI CUSTODY)	17011	16,587
JP MORGAN (BGI CUSTODY)	17998	22,160
JP MORGAN (BGI CUSTODY)	18409	900,344
JP MORGAN (BGI CUSTODY)	19514	16,050
JP MORGAN (BGI CUSTODY)	27803	896
JP MORGAN (BGI CUSTODY)	28166	2,507,399
JP MORGAN (BGI CUSTODY)	29514	249,999
JP MORGAN (BGI CUSTODY)	38245	111,030
JP MORGAN (BGI CUSTODY)	39515	47,373
JP MORGAN (BGI CUSTODY)	39525	23,786
JPM FRANKFURT	39746	20,088
JPMORGAN CHASE BANK		220,187
JPMORGAN CHASE BANK		71,115
JPMORGAN CHASE BANK		27,274
JPMorgan Chase Bank		88,832
JPMorgan Chase Bank		19,487
JPMorgan Chase Bank		6,456
JPMorgan Chase Bank		338,568
JPMorgan Chase Bank		452,915
JPMorgan Chase Bank		111,660
JPMorgan Chase Bank		1,507
JPMorgan Chase Bank		7,858
JPMorgan Chase Bank		49,598
JPMorgan Chase Bank		120,050
JPMorgan Chase Bank		10,984
JPMorgan Chase Bank		7,989
JPMorgan Chase Bank		80,715
JPMorgan Chase Bank		41,733
KAS ASSOCIATES	3507261	22,279
Master Trust Bank		172,430
MELLON	DIRF0100002	75,750
MELLON	DIRF0200002	17,705
MELLON BANK	ABGFZ872482	653,887
MELLON BANK	TGGF0003002	100,502
Mellon Trust - US CUSTODIAN /		64,492
Mellon Trust - US CUSTODIAN /		32,070
MELLON TRUST OF NEW ENGLAND		38,310
MIDLAND BANK (HSBC BANK PLC)	772823	731,266
Mitsui Asset		14,405
NORTHERN TRUST	BOT12	24,823
NORTHERN TRUST	CVS21	396,731
NORTHERN TRUST	IPE01	17,647
NORTHERN TRUST	TNF01	113,650
NORTHERN TRUST	TRG01	14,642
NORTHERN TRUST	UKE01	289,640

NORTHERN TRUST	USF12	724,411
NORTHERN TRUST BANK - BGI SEPA		79,866
NORTHERN TRUST BANK - BGI SEPA		97,927
R C Greig Nominees Limited		1,497,899
R C Greig Nominees Limited		1,014,396
R C Greig Nominees Limited a/c AK1		216,067
R C Greig Nominees Limited a/c AK1		498,708
R C Greig Nominees Limited a/c BL1		31,732
R C Greig Nominees Limited a/c BL1		45,134
R C Greig Nominees Limited a/c CM1		11,135
R C Greig Nominees Limited a/c CM1		35,228
R C Greig Nominees Limited a/c CM1	WHP	1,061
R C Greig Nominees Limited GP1		141,371
R C Greig Nominees Limited GP1		87,084
R C Greig Nominees Limited GP1	GW335	339
R C Greig Nominees Limited GP1	KS	285
R C Greig Nominees Limited GP1	MA385001	342
R C Greig Nominees Limited GP1	W13769D	1,176
R C Greig Nominees Limited SA1		45,377
R C Greig Nominees Limited SA1		52,688
R C Greig Nominees Limited SA1	JMS	685
Reflex Nominees Limited		523
Reflex Nominees Limited		1,764
STATE STREET	2RJ2	93,830
STATE STREET	N3B6	49,081
STATE STREET	N3YZ	8,850
STATE STREET	NE5W	25,808
STATE STREET BANK & TRUST - WI		42,026
STATE STREET BANK & TRUST - WI		147,016
STATE STREET BOSTON		386,511
STATE STREET BOSTON		69,357
STATE STREET TRUST OF CANADA -		65,745
The Northern Trust Company - U		47,098
Trust & Custody Services Bank		359,671
Trust & Custody Services Bank		6,527
Trust & Custody Services Bank		289
UBS	370607.S1	26,020
ZEBAN NOMINEES LIMITED		311,992
ZEBAN NOMINEES LIMITED		35,058

Total 111,696,048

5. Number of shares / amount of stock acquired

N/A...

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A..

7. Number of shares / amount of stock disposed

N/A...

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A...

9. Class of security

Ordinary shares of 37 7/39 pence each..................................

10. Date of transaction

N/A...

11. Date listed company informed

10 November 2006..

12. Total holding following this notification

111,696,048 ordinary shares of 37 7/39 pence each
....

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.54%...

14. Any additional information

The shareholding disclosed in Part 13 of this announcement includes non-material interests held by Barclays PLC which were not previously required to be disclosed. This is because the aggregate nominal value of the shares in which Barclays PLC was interested (whether or not including material interests) now constitutes more than 10 per cent of the issued share capital of Alliance Boots plc. Previous notifications of major shareholdings held by Barclays PLC in Alliance Boots plc only disclosed material interests (as defined by section 199 Companies Act 1985) held by Barclays PLC in the shares of Alliance Boots plc...

15. Name of contact and telephone number for queries

Philip Ost / 0207 138 1121..............................

16. Name and signature of authorised company official responsible for making this notification

Frank Standish / Deputy Company Secretary..........................

17. Date of notification

13 November 2006..

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Company	Alliance Boots plc
TIDM	AB.
Headline	Interim Results
Released	07:00 14-Nov-06
Number	0038M

Press release
14 November 2006

ALLIANCE BOOTS INTERIM RESULTS SHOW MERGED GROUP IS ON TRACK

Interim results announcement for the six months ended 30 September 2006

Alliance Boots plc, the international pharmacy-led health and beauty group, today unveils its first interim results since its formation on 31 July 2006.

The results demonstrate that the Group is well positioned following the merger with:

- Good trading in both the Retail and Wholesale Divisions - in line with expectations.
- Progress on work to deliver the promised cost synergies on track.

Richard Baker, Chief Executive, said of the results:

"This has been an encouraging start to life as Alliance Boots. The Group has performed well in the first half, in line with our expectations. Our Retail Division traded strongly with the UK operations, our biggest single market, benefiting from continued growth in healthcare and the warm weather. Meanwhile, our Wholesale Division continued to perform well, reflecting the strength of our geographically diverse portfolio of businesses.

"We have also seen good early progress on work to achieve the promised cost synergies from the merger and are on track to deliver against our expectations for the full year. We have a large group that is strategically well placed in growing markets and we are confident about the opportunities both to strengthen our existing businesses and to expand into new territories. We have made good progress so far but there is much to do."

Group highlights - pro forma

To assist investors in understanding the performance of the Group, pro forma financial information has been prepared to show the results from continuing operations of the Group as if the two former groups had always been combined. This information has been prepared for the six months ended 30 September 2006 with comparatives on the same basis for the six months ended 30 September 2005 and year ended 31 March 2006. The pro forma revenue and profit statement has been prepared on an adjusted basis, which means for continuing operations, before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits.

Detailed pro forma financial information, including the basis of preparation, is set out in the "Additional pro forma financial information from continuing operations" section of this report.

Revenue	**up 2.9% to £7,039 million** (H1 05/06: £6,839 million)
Trading profit[1]	**up 2.7% to £267 million** (H1 05/06: £260 million)
Underlying trading profit[2]	**up 5.1% to £267 million** (H1 05/06: £254 million[2])
Adjusted earnings[3]	**up 10.3% to £193 million** (H1 05/06: £175 million)
Adjusted earnings per share[4]	**up 10.4% to 20.1 pence** (H1 05/06: 18.2 pence)

1 *Trading profit comprises profit from operations before non trading items, amortisation of certain acquired intangible assets and share of associates' post tax earnings*

2 *Underlying trading profit is after adjusting the trading profit for the six months ended 30 September 2005 to include a full six months rental charge on the 312 retail outlets which were sold and leased back in July 2005, so that the trading profits for both accounting periods are on a comparable basis*

3 *Adjusted earnings comprises profit for the period attributable to equity shareholders before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits*

4 *Adjusted earnings per share comprises adjusted earnings divided by the pro forma weighted average number of shares in issue during the period of 962 million (H1 05/06: 962 million)*

Group highlights – statutory

The statutory financial results for the six months ended 30 September 2006 contain six months of results for the former Boots Group PLC businesses and two months of results for the former Alliance UniChem businesses on an acquisition accounting basis. The comparative figures for the first half of 2005/06 contain only the results of the former Boots Group PLC businesses and include a one-off £151 million pre tax exceptional profit on the sale and leaseback of 312 retail outlets in July 2005.

Revenue – continuing operations	**£3,933 million** (H1 05/06: £2,339 million)
Profit from operations - continuing	**£156 million** (H1 05/06: £282 million)
Profit for the period attributable to equity shareholders	**£135 million** (H1 05/06: £273 million)
Basic earnings per share - total	**21.8 pence** (H1 05/06: 38.2 pence)
- continuing	**19.0 pence** (H1 05/06: 33.9 pence)

Key reconciliations between pro forma and statutory financial results are provided after the "Additional pro forma financial information for continuing operations" section of this report.

A glossary of key terms is provided in the information at the end of this report.

The Alliance Boots plc presentation to City analysts will be webcast live at 09:00 GMT on 14 November 2006 and can be accessed via the Group's website at www.allianceboots.com. It will be available as an archive to replay via the website from 12:00 noon GMT.

For further information, please contact:

Investor Relations

Gerald Gradwell/Chris Laud

Tel: +44 (0) 20 7995 9618 (to 12:30 on 14 Nov 2006)
+44 (0) 115 968 7080 (thereafter)

Media

Donal McCabe

Tel: +44 (0) 20 7995 9618 (to 12:30 on 14 Nov 2006)
+44 (0) 20 7138 1164 (thereafter)

Group overview

Introduction

Alliance Boots was created on 31 July 2006 through the merger of Alliance UniChem Plc and Boots Group PLC. The merger took place by way of a scheme of arrangement, Alliance UniChem Plc shares being cancelled, its shareholders receiving 1.332 shares in Boots Group PLC for each Alliance UniChem Plc share held. For statutory accounting purposes the merger has been accounted for as an acquisition of Alliance UniChem Plc by Boots Group PLC. On completion of the transaction Boots Group PLC was renamed Alliance Boots plc.

Pro forma financial results

To assist investors in understanding the performance of the Group, pro forma financial information has been prepared to show the results from continuing operations of the Group as if the two former groups had always been combined. This information has been prepared for the six months ended 30 September 2006 with comparatives on the same basis for the six months ended 30 September 2005 and year ended 31 March 2006. The pro forma revenue and profit statement has been prepared on an adjusted basis, which means for continuing operations, before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits.

In the first half of the year trading has continued in line with the Board's expectations at the time of the merger. The Retail Division maintained good sales growth throughout the first half of the year, the UK Health & Beauty business benefiting from warm weather in the summer and a continued strong performance from the Health category. The Wholesale Division has continued to perform well, reflecting the strength of our geographically diverse portfolio.

On a pro forma basis:
Revenue increased by 2.9% on the first half of last year to £7,039 million. Trading profit (which comprises profit from operations before non trading items, amortisation of certain acquired intangible assets and share of associates' post tax earnings) increased by 2.7% to £267 million. This reflects an underlying increase in trading profit of 5.1% after adjusting the trading profit for the six months ended 30 September 2005 to include a full six months rental charge on the 312 retail outlets which were sold and leased back in July 2005, so that the trading profits for both accounting periods are on a comparable basis. Our share of associates' post tax earnings increased by 9.5% to £23 million. Underlying net finance costs (which exclude IAS 39 timing differences from hedging interest rate and currency exposures) reduced by £19 million compared to the first half of last year. Adjusted earnings (which comprises profit for the period attributable to equity shareholders before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits) increased by 10.3% to £193 million. Adjusted earnings per share increased by 10.4% to 20.1 pence based on pro forma weighted average number of shares in issue during both periods of 962 million.

Key reconciliations between pro forma and statutory financial results are provided after the "Additional pro forma financial information for continuing operations" section of this report.

Statutory financial results

The statutory financial results for the six months ended 30 September 2006 contain six months of results for the former Boots Group PLC businesses and two months of results for the former Alliance UniChem Plc businesses on an acquisition accounting basis.

Profit from continuing operations was £156 million, compared to £282 million in the first half of last year which included a one-off £151 million pre tax exceptional profit on the sale and leaseback of 312 retail outlets in July 2005. Within profit from operations in the first half of the year was £19 million of non trading costs (of which £10 million was restructuring costs related mainly to our French wholesale business and £9 million was costs related to achieving the targeted merger synergies) and £7 million was for the amortisation of certain acquired intangible assets (in the period being the amortisation of customer related intangible assets following the 31 July 2006 fair valuation of the consolidated assets of Alliance UniChem Plc). Net finance costs were £3 million compared to £16 million in the first half of last year. Total profit for the period attributable to equity shareholders, including profit after tax from discontinued operations, was £135 million compared to £273 million, and total basic earnings per share were 21.8 pence, compared to 38.2 pence. Earnings per share from continuing operations were 19.0 pence compared to 33.9 pence.

Dividends

As set out in the merger prospectus dated 5 June 2006, the Board has not declared an interim dividend as merger dividends covering the periods up until 31 July 2006 were paid to the respective shareholders of both former companies on 3 October 2006.

The Board intends to follow a progressive dividend policy which balances returns to shareholders with the need to retain sufficient funds for investment in growth opportunities. In setting its initial dividend the Board still expects to target a dividend cover of 2.0 to 2.5 times adjusted earnings. The next scheduled dividend to be proposed will be a final 2006/07 dividend covering the period from 31 July 2006 until 31 March 2007.

Integration programme

Following completion of the merger at the end of July the integration programme is underway with the initial focus being on implementing our new organisational structure and on achieving the anticipated cost synergies. The top 100 management roles in the new Group were almost all in place from the day the merger was completed and in September we held our first internal seminar. We are very encouraged by the way in which our new teams are working together across a number of key business areas.

A new corporate office has been established in London, utilising existing office space above our Health & Beauty store in Oxford Street, the group finance and treasury functions having been largely consolidated at the Wholesale Division office in Brooklands, Weybridge. The buying teams in the UK are focusing on harmonising buying terms. The team in Hong Kong has enhanced its Far East sourcing capability to handle the Alvita wholesale brand which is used on healthcare commodity products (such as bandages and cotton wool) with the first shipments scheduled to take place before Christmas.

Work on a pharmacy 'best of both' programme is also proceeding well with a number of pharmacist swaps having already taken place to share knowledge between our retail businesses in the UK. Steps are being taken to introduce the Boots pharmacy brand in our Community Pharmacy business, the necessary software changes having now been made to enable rebranded outlets to accept the Boots Advantage Card. Limited ranges of Boots brand products have also been sold in over 800 of our Community Pharmacy outlets since the day the merger was completed and Almus, our exclusive range of generic drugs, is being introduced into the Boots pharmacies on a progressive basis. Our care homes service is also now jointly tendering for new business.

Overall, the integration programme is continuing according to plan and we remain confident of being able to deliver the synergies announced at the time of the merger in line with our original plans, which were to deliver annual pre-tax cost savings of at least £100 million per annum by the fourth full year following completion. As previously announced, these savings are expected to be delivered such that over 60% of the run-rate savings will accrue by the second year following completion, and 100% by the fourth year.

Corporate developments

In the six months ended 30 September 2006, we strengthened our retail network increasing our combined portfolio by 30 to 2,958 outlets, the total number of retail outlets with pharmacies increasing by 37 to 2,634. A further 28 outlets were relocated to new premises during the period and 152 were subject to major refits. In addition, at 30 September 2006 our associates operated a further 132 retail outlets of which 127 were pharmacies.

The programme to sell 96 pharmacies in the UK, agreed with the Office of Fair Trading at the time they approved the merger, is well underway.

In September, we completed the acquisition of the UK short-line pharmaceutical wholesale business of Cardinal Health for approximately £43 million, the business being subsequently rebranded "Cordia Healthcare". This has further developed our wholesale offering to independent pharmacy customers in the UK.

In April, Hedef Alliance, our Turkish-based associate, exercised its option to acquire control and majority ownership of its associate, UCP, a leading pharmaceutical wholesaler in Egypt. In June, ANZAG, our German-based associate, acquired 60% of Farmexpert, the third largest pharmaceutical wholesaler in Romania. Following these transactions, at 30 September 2006, we had wholesaling interests in 14 countries either through direct ownership or via our associates.

Outlook

These pro forma results demonstrate that we have performed well in the period, in line with our expectations.

The second half of the financial year sees the key Christmas trading period, the reduction in the reimbursement prices of generic medicines in England and Wales, a stronger comparative period for UK retail and the possibility of further government action in France to contain healthcare expenditure.

The organic performance of our businesses coupled with the benefits we expect from the merger gives the Board confidence that we will be able to meet the challenges of the second half, and deliver results for the year in line with our expectations at the time of the merger.

Looking ahead we continue to see significant opportunities to grow and expand our retail and wholesale networks, both within current territories and in new geographical areas, to strengthen existing businesses and provide strong drivers for future growth.

Pro forma operating and financial review

To assist investors in understanding the performance of the Group, pro forma financial information has been prepared to show the results from continuing operations of the Group as if the two former groups had always been combined. This information has been prepared for the six months ended 30 September 2006 with comparatives on the same basis for the six months ended 30 September 2005 and year ended 31 March 2006. The pro forma revenue and profit statement has been prepared on an adjusted basis, which means for continuing operations, before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits.

Detailed pro forma financial information, including the basis of preparation, is set out in the "Additional pro forma financial information from continuing operations" section of this report.

Segmentation

New segmental reporting has been introduced to reflect the composition of the merged Group, the two principal segments being the Retail and Wholesale Divisions.

The Retail Division results have been further split in the pro forma operating and financial review between the UK and International businesses, given the relative size of our UK retail businesses. The UK retail businesses are now referred to as "Health & Beauty", being the UK operation of Boots The Chemists (incorporating Boots Opticians) and "Community Pharmacy" comprising the Alliance Pharmacy business in the UK. Boots' retail operations in the Republic of Ireland and Thailand are reported with the Group's other retail pharmacy businesses outside the UK, the non-retail activities of the former Boots Retail International segment being in Other Commercial Activities & Corporate Costs. Certain Boots corporate costs have also been re-allocated to the Retail Division to reflect the new organisation of the group.

The Wholesale Division results have been further split in the pro forma operating and financial review between Northern and Southern Europe to reflect the different regulatory and market dynamics typically encountered in these regions.

Comparatives for the half and full year have been restated to reflect the new segmentation.

A list of principal businesses by segment and a glossary of key terms is included in the information at the end of this report.

Divisional highlights

for the six months ended 30 September 2006

	Revenue £million	Trading profit £million	Growth over first half of last year Revenue	Trading profit
Retail	3,125	208	+5.7%	+4.0%
Wholesale	4,388	85	+1.0%	+6.3%
Other Commercial Activities & Corporate Costs	47	(26)	+6.8%	
Intra-group	(521)	-		
Group*	7,039	267	+2.9%	+2.7%
Share of associates' revenue & trading profit	1,048	33	+7.2%	-
	8,087	300	+3.5%	+2.4%

** Group trading profit comprises profit from operations before non trading items, amortisation of certain acquired intangible assets and share of associates' post tax earnings*

Retail Division

Performance overview

The Retail Division maintained good sales growth throughout the first half of the year, the UK Health & Beauty business benefiting from warm weather in the summer and a continued strong performance from the Health category. Revenue totalled £3,125 million, an increase of 5.7% on the first half of last year, trading profit increasing by 4.0% to £208 million. This reflects an underlying increase in trading profit of 7.2% after adjusting the trading profit for the six months ended 30 September 2005 to include a full six months' rental charge on the 312 retail outlets which were sold and leased back in July 2005 so that the trading profits for both accounting periods are on a comparable basis. Trading margin decreased by 0.1 percentage points to 6.7%, an underlying increase of 0.1 percentage point after adjusting for the sale and leaseback transaction. On a constant currency basis, revenue increased by 5.6%, up 4.1% on a like for like basis, and trading profit increased by 4.0%, an increase of 7.2% after adjusting for the sale and leaseback transaction.

In the six months ended 30 September 2006 we strengthened our retail network increasing our total portfolio by 30 to 2,958, the total number of retail outlets with pharmacies increasing by 37 to 2,634. A further 28 outlets were relocated to new premises during the period and 152 underwent major refits.

Retail Division highlights
for the six months ended 30 September 2006

		Growth over first half of last year	
	Total £million	Total	Like for like
Revenue			
UK:			
Health & Beauty	2,316	+4.7%	+4.1%
Community Pharmacy	507	+9.5%	+6.3%
	2,823	+5.6%	+4.5%
International:			
Republic of Ireland	71	+4.4%	+1.8%
Norway	134	+4.7%	-1.3%
The Netherlands	68	+15.3%	+1.5%
Italy	12	+9.1%	+6.1%
Thailand	17	+6.3%	-8.3%
	302	+7.1%	-
	3,125	+5.7%	+4.1%
Trading profit			
UK	192	+3.8%	
International	16	+6.7%	
	208	+4.0%	
Trading margin			
UK	6.8%	-0.1pp	
International	5.3%	-	
	6.7%	-0.1pp	

Retail outlets
At 30 September 2006

	With a pharmacy	Without a pharmacy	Total
UK:			
Health & Beauty	1,309	252	1,561
Community Pharmacy	970	55	1,025
	2,279	307	2,586
International:			
Republic of Ireland	34	6	40
Norway	124	10	134
The Netherlands	73	-	73
Russia	3	-	3
Italy	20	1	21
Thailand	101	-	101
	355	17	372
	2,634	324	2,958

Retail - UK

In the UK total retail revenue increased by 5.6% to £2,823 million, like for like revenue increasing by 4.5%. Trading profit increased by 3.8% to £192 million, trading margins decreasing as a result of the sale and leaseback transaction. Adjusting for this, underlying trading profit increased by 7.3% and underlying trading margin increased by 0.1 percentage points.

Our Health & Beauty business which comprises the UK operations of Boots The Chemists (incorporating Boots Opticians) increased revenue by 4.7% to £2,316 million, like for like revenue increasing by 4.1% of which we attribute about one percentage point to warm weather during the summer. Underlying trading margin increased adjusting for the sale and leaseback transaction. Boots Opticians made a trading profit in the first half of the year. As a result of the good sales performance the Health & Beauty business increased its trading profit compared to the first half of last year.

The Health & Beauty business added a net five retail outlets to its portfolio in the first half of the year, the number of pharmacies (including pharmacies within destination Health & Beauty stores) increasing by 19. A further eight outlets were relocated to new premises during the period and 114 were subject to major refits. At 30 September 2006 the Health & Beauty business operated 1,561 retail outlets, of which 1,309 had a pharmacy.

Our Community Pharmacy business, currently branded as Alliance Pharmacy, increased revenue by 9.5% to £507 million. Like for like sales increased by 6.3%, this being higher than in our Health & Beauty business due to Community Pharmacy's greater weighting towards the dispensing market. Although trading margin was lower, trading profit increased due to the growth in revenue.

The Community Pharmacy business added a net eight pharmacies to its portfolio in the first half of the year, this being lower than in previous periods due to uncertainty as to what pharmacies we could acquire while the regulatory review associated with our merger was ongoing and strong competition. We expect the strong competition for pharmacies to continue into the second half of our financial year. At 30 September 2006 the Community Pharmacy business operated 1,025 retail outlets of which 970 were pharmacies.

The programme to sell 96 pharmacies in the UK, agreed with the Office of Fair Trading at the time they approved the merger, is well underway.

UK revenue by product category
for the six months ended 30 September 2006

	£million	Mix	Growth over first half of last year
Health [1]	1,549	54.9%	+8.4%
Beauty & Toiletries [2]	792	28.0%	+5.0%
Lifestyle [3]	482	17.1%	-1.8%
	2,823	100.0%	+5.6%

[1] *The Health category comprises the dispensing & related income and retail healthcare sub-categories, the latter including sales of non-prescription medicines and optical sales (including Boots Opticians)*

[2] *The Beauty & Toiletries category comprises the cosmetics & fragrances and toiletries sub-categories*

[3] *The Lifestyle category comprises the baby, nutrition, photography, electrical, seasonal and other lifestyle sub-categories (previously Boots included seasonal beauty and electrical beauty in the Beauty & Toiletries category)*

Revenue in the Health category increased by 8.4% to £1,549 million with strong performances in both our dispensing & related income and healthcare sub-categories. Total dispensing volumes increased by 5.5% on the first half of last year to 90 million items, our dispensing performance being particularly strong in the care homes sector in which, following the merger, our two businesses are jointly tendering for new business.

In England and Wales adjustments to the reimbursement rate in relation to generic prescription medicines came into effect from the beginning of October which we anticipate will slow market growth in the second half of the financial year. This regulatory action was expected and we are taking steps to mitigate the impact of these changes.

We continue to develop the role of retail pharmacists in the provision of local healthcare services. During the first half of the year we stepped up the number of Medicine Usage Reviews carried out in private consultation facilities in our pharmacies, performing over 60,000 during the period. At the beginning of October the Department of Health raised the fee rate for Medicine Use Reviews from £23 to £25 per review and for pharmacies already carrying out such reviews further increased the upper limit from 250 to 400 reviews per annum. The new pharmacy contract was introduced in Scotland in April this year and we have already signed up over 130,000 patients for the Minor Ailment Service which became fully operational in July. We continue to upgrade our smaller pharmacies with over half of our pharmacies in the UK now incorporating private consultation facilities for the provision of healthcare services.

Further development of our service offering is ongoing and by the end of October private chlamydia tests were available from an additional 300 of our pharmacies, bringing the total we have providing private or publicly funded chlamydia services to around 500.

The National Health Service is planning for electronic prescriptions to be fully operational across all pharmacies in England by the end of 2007, the introduction being planned in phases. The initial service, which we intend to have approved and fully deployed into all our pharmacies in England by the end of 2006, will enable pharmacies to scan barcodes on paper prescriptions printed by doctors. This service, coupled with smart cards issued by Primary Care Trusts to individual pharmacists who are registered users of the new system, will enable pharmacies to claim an allowance of £200 per month for running the system. Once the vast majority of doctors and pharmacies have the new system operational, printed bar-coded prescriptions will be superseded by electronically transferred prescriptions from the doctor to the patient's nominated pharmacy.

Two central dispensaries were opened in the first half of the year which dispense high volumes of acute and repeat prescriptions in a highly efficient way to local pharmacies. This brings the total number of central dispensaries to 12 at 30 September 2006. The changes being introduced by the Department of Health, including the introduction of electronic prescriptions, mean that we see an increasing role for such central dispensaries over the coming years, thereby freeing up community-based pharmacists to spend an increasing

proportion of time providing services and advice to their patients, in addition to dispensing acute prescriptions.

As the leading operator of retail pharmacies in the UK with significantly more outlets than any other operator we remain committed to making high quality healthcare more available and accessible and now provide pharmacy services up until midnight in more than 20 pharmacies.

Retail healthcare revenue benefited from both the good weather and a step-up in promotional activity including the launch of the Boots Health Club which enables customers to receive targeted healthcare information and offers on specific health issues on a periodic basis. Over one million people have joined our Health Club since its launch. The Health Club particularly appeals to our older customers with around 40% of its members being aged 60 or over who, as members, are entitled to a 10% discount on our own brand products. This is an age group who had previously not been highly represented in the Boots Advantage Card loyalty scheme. The most popular topics for Health Club members are women's health, vitamins and supplements and weight loss.

Revenue in the Beauty & Toiletries category in the UK increased by 5.0% to £792 million with good growth in both cosmetics and fragrances. Cosmetics growth benefited from a buoyant market in self selection, additional premium accounts, an improved offer on fashion brands and growth in our major own label brands. No7, our leading cosmetics brand, continued to grow despite tough comparatives following the brand relaunch in February 2005. In August we successfully relaunched our Natural Collection range with its cosmetic products all priced below £2. Fragrances growth mainly came from new product launches and the introduction of fragrance cabinets into more Health & Beauty stores during the period.

We continued to grow revenue in Toiletries, helped by strong growth in skincare due to improved layout and merchandising, growth in gradual tanning products and further price reductions in April which ensured that we continued to offer our customers excellent value. Men's toiletries performed well, benefiting from a new branded razor launch, and suncare revenues also grew, boosted by the warm summer.

Revenue in the Lifestyle category (which now includes all seasonal sales) decreased by 1.8% to £482 million. This reflected a continued decline in photographic revenue despite market share gains in traditional photo products and growing digital photo sales, which more than offset good performances in nutrition, due to the warm weather in the summer and an extension of our "Meal Deal" lunchtime offer to include more products, and in the baby sub-category due to greater price stability in the market for consumables such as nappies and wipes.

Our own brands and exclusive ranges continue to enable us to differentiate our retail offer from that of our competitors and remain very important drivers of revenue and margin. No7 and Soltan, our suncare brand, remain leaders of their respective markets. 17, our cosmetic brand aimed at younger customers, has achieved double digit sales growth in the 12 months since it was relaunched in August 2005 and the niche "Soap & Glory" indulgent bathing range exclusive to Boots was launched in August. Limited ranges of Boots brand products have been sold through over 800 of our Community Pharmacy business outlets since the merger was completed at the end of July and are proving a popular addition to the range, particularly consumer healthcare medicines and our Basics range of low priced toiletries.

The Boots Advantage Card loyalty scheme, where customers earn points on purchases for redemption at a later date, remains a key element of our customer offer in our Health & Beauty business. At 30 September 2006 the number of active Boots Advantage Card holders (i.e. members who have used their card at least once in the last 12 months) was 14.7 million. Boots.com sales, which are allocated to the relevant product category, were £8 million in the first half of the year.

Preparations for Christmas have gone well. Our Christmas seasonal merchandise was delivered to our Health & Beauty stores and on the shelves quicker than ever before and we have further strengthened our offer for this important period. Christmas is being supported by improved in store presentation and strong advertising.

Retail - International

Total retail revenue in countries outside the UK increased by 7.1% to £302 million, like for like revenue being flat compared to the first half of last year. Trading profit increased by 6.7% to £16 million, trading margins being at the same level as in the first half of last year. On a constant currency basis, revenue increased by 6.3% and trading profit increased by 3.9%, like for like revenue being stable.

17 retail outlets were added in the first half of the year, the number with pharmacies increasing by ten. The

major areas of expansion were the acquisition of six retail outlets selling specialist surgical products in Norway and a net five new Boots openings in Thailand. At 30 September 2006 we operated 372 retail outlets outside the UK of which 355 had a pharmacy.

In the Republic of Ireland revenue increased by 4.4% to £71 million, an increase of 1.8% on a like for like basis. Trading margin was at the same level as in the first half of last year, trading profit increasing as a result of the higher sales.

In Norway revenue increased by 4.7% to £134 million, a decrease of 1.3% on a like for like basis, market growth being held back by large price reductions on generic products, community pharmacies selling a greater proportion of generics than retail pharmacies located within hospitals. The total number of pharmacies has also continued to increase in Norway, newer openings taking share from existing outlets. Trading margin and profit was lower than in the first half of last year, which was partially due to higher operating costs from new openings in the last twelve months.

In The Netherlands revenue increased by 15.3% to £68 million, an increase of 1.5% on a like for like basis. Despite strong competition, trading margin and profit increased on the first half of last year.

In Italy revenue increased by 9.1% to £12 million, an increase of 6.1% on a like for like basis. Trading profit was at the same level as in the first half of last year.

In Thailand revenue increased by 6.3% to £17 million, a decrease of 8.3% on a like for like basis due to the difficult economic and political climate in the first half of the year and a reduction in beauty sales due to clearance activity ahead of the re-launch of No7 in October. Trading margin increased and trading profit was at a similar level to the first half of last year.

Wholesale Division

Performance overview

The Wholesale Division continued to perform well in the first half of the year reflecting the strength of our geographically diverse portfolio of businesses. Revenue totalled £4,388 million, an increase of 1.0% on the first half of last year, trading profits increasing by 6.3% to £85 million. Overall trading margins increased by 0.1 percentage points. Adjusting for acquisitions and disposals, on a constant currency basis, like for like revenue decreased by 0.8%, like for like trading profit increased by 8.0% and like for like trading margins increased by 0.2 percentage points.

Markets

We estimate that our wholesale markets grew by around 2.5% in value on a constant currency basis compared to the first half of last year, this growth being weighted on the basis of our wholesale revenue. We expect a similar overall growth rate in the second half of our financial year as we anticipate that a small first half decline in the French market in the first half of the year will be reversed in the second half and offset lower expected market growth in the UK due to the adjustments to the reimbursement rate for generics which came into effect at the beginning of October.

The growth in the market from the introduction of higher priced new pharmaceuticals has continued to be partially offset by growth in market penetration of lower priced generic drugs. This percentage is typically significantly higher in our markets in Northern Europe than in Southern Europe. Compared to the first half of last year, penetration of generics grew in all markets in which we operate.

We estimate that the overall level of parallel trade in Europe was broadly in line with the level in the first half of last year with manufacturers continuing to seek ways to curtail these activities.

The continued growth of Almus, our exclusive range of generic drugs, is providing marketing and sourcing benefits aimed at offsetting the impact of patent expiries. The phased launch of Almus outside the UK commenced with France and Italy in April and May respectively. The initial ranges of products are being well received with more products expected to be launched by the end of the financial year. The roll-out of Almus into other European countries is set to continue on a phased basis. Almus is also being introduced into all the Boots pharmacies in the UK which will greatly increase the brand's sales and market presence.

Wholesale Division highlights
for the six months ended 30 September 2006

	Total £million	Growth over first half of last year: Total	Growth over first half of last year: Like for like
Revenue			
Northern Europe:			
UK	932	-	-
Norway	112	+1.8%	+1.6%
The Netherlands	351	+6.4%	+6.0%
Russia	89	n/a	n/a
Czech Republic	119	+16.7%	+9.7%
	1,603	+8.8%	+2.1%
Southern Europe:			
France	1,839	-2.1%	-2.5%
Italy	464	+2.0%	+0.2%
Spain	519	+12.1%	-
Portugal	1	n/a	n/a
	2,823	-2.3%	-1.7%
Intra-segment	(38)		
	4,388	+1.0%	-0.8%
Trading profit			
Northern Europe	49	+8.9%	+7.8%
Southern Europe	36	+2.9%	+8.2%
	85	+6.3%	+8.0%
Trading margin			
Northern Europe	3.1%	-	+0.2pp
Southern Europe	1.3%	+0.1pp	+0.1pp
	1.9%	+0.1pp	+0.2pp

Wholesale - Northern Europe

Trading profit in the Northern Europe geographical area of our Wholesale Division totalled £49 million, an increase of 8.9% on the first half of last year on revenue up 8.8% to £1,603 million. Trading margin was in line with the first half of last year at 3.1%, like for like improvements being offset by the lower margin business in Russia which was acquired in March. Adjusting for acquisitions and disposals, on a constant currency basis, like for like revenue increased by 2.1%, like for like trading profits increased by 7.8% and like for like trading margins increased by 0.2 percentage points.

In the UK revenue was in line with the first half of last year at £932 million, like for like revenue being flat due to the loss of several independent pharmacy customers following their purchase by competitors. Service levels, trading margin and profit increased, with productivity gains arising mainly as a result of cost reduction programmes. In September an agreement was reached between UniChem and Pfizer to become their sole logistics services provider for the distribution of prescription medicines to pharmacies and dispensing doctors in the UK commencing in March 2007. Also in September, we completed the acquisition of the UK short-line pharmaceutical wholesale business of Cardinal Health for approximately £43 million. This has further developed our wholesale offering to independent pharmacy customers.

In Norway revenue increased by 1.8% to £112 million, an increase of 1.6% on a like for like basis which was ahead of our estimate of market growth. Increased synergies from running our Norwegian retail and wholesale businesses more closely together resulted in increases in trading margin and profit.

In The Netherlands revenue increased by 6.4% to £351 million, an increase of 6.0% on a like for like basis which was ahead of our estimate of market growth. Trading profit increased as a result of the revenue growth and enhanced trading activities, trading margin being stable. The development of Kring, our virtual chain of pharmacies, continued in the period with just under 300 pharmacies participating in the Kring programme, including the 73 pharmacies operated by our retail business in The Netherlands. In October Kring introduced a customer loyalty programme for the first time.

In Russia revenue was £89 million, an increase of around 16% in local currency on the comparable period last year when the business was under prior ownership resulting in an improved profit performance. The integration of the business into the division has proceeded according to plan.

In the Czech Republic revenue increased by 16.7% to £119 million, an increase of 9.7% on a like for like basis which was ahead of our estimate of market growth, the business performing particularly well in the independent retail pharmacy sector. Trading margin and profit increased due to the revenue growth and improved cost ratios.

Wholesale - Southern Europe

Trading profit in the Southern Europe geographical area of our Wholesale Division totalled £36 million, an increase of 2.9% on the first half of last year on revenue of £2,823 million. Trading margin increased by 0.1 percentage points to 1.3%. Adjusting for acquisitions and disposals, including Alliance Farmacêutica in Portugal as an associate from the end of June 2005, on a constant currency basis like for like revenue decreased by 1.7%, like for like trading profit increased by 8.2% and like for like trading margin increased by 0.1 percentage points.

In France, revenue decreased by 2.1% to £1,839 million, a decrease of 2.5% on a like for like basis which was slightly more than our estimate of market decline in the wholesale sector, the proportion of product which manufacturers sell and distribute direct to pharmacies continuing to increase.

We continue to counter the trend in direct sales within the French market through actions such as the roll out of a more competitive generics offer and the launch of Almus in France in April. As a result our generics revenue increased by over 25% compared to the first half of last year. Other actions underway to strengthen our commercial proposition in France include the continuous development of our manufacturer services including pre-wholesaling and contract logistics, transfer order facilities and contract sales forces.

Trading profit in France increased as a result of margin improvements and actions taken to limit operating cost inflation. Following the completion of our service offering review, some restructuring of the warehouse network is underway which will improve operational efficiency and better position our business to adapt as the market continues to evolve. Restructuring costs associated with this two year process are being treated as non trading exceptional items. These are estimated at around £10 million before tax, of which £8 million was charged during the period. Looking ahead there is a possibility of further government action in France to contain healthcare expenditure in the second half of the current year.

In Italy revenue increased by 2.0% to £464 million, an increase of 0.2% on a like for like basis. Trading margin and profit were lower than in the first half of last year mainly as a result of strong competition in certain regions. Good progress continues to be made in establishing our virtual chain of pharmacies in Italy. In May Almus was launched in the Italian market followed by Alvita, our own label range of healthcare commodity products, in July.

In Spain total revenue increased by 12.1% to £519 million and on a like for like basis was in line with the first half of last year as a result of aggressive local competition from wholesalers seeking to compensate for lower export profit opportunities and to counter a continued increase in direct sales from manufacturers. Overall, trading margin and profit increased compared to the first half of last year on a like for like basis. During the first half of the year the integration of Farmacen and CERFC was largely completed, two depots being closed, common IT systems being introduced and administration centralised.

Revenue in Portugal of £1 million was from our owned pre-wholesale and contract logistics business.

Other Commercial Activities & Corporate Costs

Total revenue from Other Commercial Activities increased by 6.8% on the first half of last year to £47 million.

Revenue from contract manufacturing for third party health and beauty brands, which utilises capacity in our three Health & Beauty manufacturing facilities, increased by £7 million to £38 million. The profit contribution from contract manufacturing is allocated to the Health & Beauty business in the UK, as in prior periods.

Revenue from our own brand export business decreased by £4 million to £9 million due to lower sales to Asia and North America, operating losses increasing by £6 million to £8 million.

Corporate costs totalled £18 million which was in line with the first half of last year. These are expected to reduce as merger synergies are realised during the second half of the year.

Intra-group

Intra-group revenue totalled £521 million, an increase of £17 million on the first half of last year, of which £10 million was higher sales from our UK wholesale business to our UK Health & Beauty retail business.

Associates

Our share of associates' revenue was £1,048 million, a 7.2% increase on the first half of last year. Our share of trading profit remained in line with the first half of last year at £33 million, our share of earnings increasing by 9.5% to £23 million. Adjusting for changes in associate interests, including Alliance Farmacêutica in Portugal as an associate from the end of June 2005, on a constant currency basis like for like revenue increased by 5.0%, like for like trading profit by 3.6% and like for like earnings by 11.5%. Earnings benefited from an underlying tax rate on associates' earnings of 20.6%, a decrease of 10.2 percentage points on the first half of last year, which was mainly due to a reduction in the Turkish tax rate.

Overall performance from our associate businesses was impacted by a more difficult economic climate in Turkey where Hedef Alliance, which contributes over half our associate earnings, is based and a 15% adverse change in the exchange rate used to translate Hedef Alliance's results from Turkish Lira into Sterling compared to the first half of last year. Despite this, Hedef Alliance continued to grow, profits being impacted by higher interest rates.

Underlying net finance costs

Underlying net finance costs (which exclude IAS 39 timing differences from hedging interest rate and currency exposures) were £18 million in the first half of 2006. This was £19 million lower than in the first half of last year, of which £5 million was due to higher net returns on our defined benefit pension schemes, partially as a result of additional contributions into the Boots Pension Scheme. The balance of the reduction was mainly due to lower net borrowings following the disposal of Boots Healthcare International and related special dividend, the sale and leaseback of 312 retail outlets in July 2005 and working capital efficiency gains, partially offset by higher Euro interest rates and acquisition expenditure. Interest cover (which we define as trading profit divided by underlying net finance costs) was 14.8 times, compared to 7.0 times in the first half of last year.

Underlying tax

The underlying tax charge (which excludes tax on non trading items, IAS 39 timing differences and exceptional tax credits) was £79 million, compared to £69 million in the first half of last year. The underlying tax rate, (which we define as the underlying tax charge expressed as a percentage of trading profit net of underlying net finance costs), was 31.7%. This was 0.8 percentage points higher than in the first half of last year, mainly as a result of previously non taxable income becoming taxable from 1 June 2006 following a change in tax legislation. We expect to see a slight reduction in the rate for the full year.

Cash flow

Net cash generated from operations totalled £471 million. This included a net working capital inflow of £132 million, which was mainly due to seven months of prescription receipts being received in the first half, and a one-off pensions outflow of £43 million, being the second and final instalment of the £85 million of additional contributions which Boots agreed to pay into the Boots Pension Scheme from the Boots Healthcare International disposal proceeds.

Net cash generated from operations was £151 million higher than in the first half of last year which also benefited from the timing of prescription receipts, the increase being mainly due to improved working capital management.

The net cash outflow on acquisitions and disposals of businesses and associates was £23 million. This was mainly for the purchase of pharmacies and the first instalment payment to Cardinal for their UK short-line pharmaceutical wholesale business.

Net cash capital expenditure was £110 million of which £41 million was for growth and efficiency projects. Around 80% of the net expenditure was incurred by the UK retail division, the major cost being store investment programmes.

Overall, total cash inflow in the half year was £151 million, compared to an inflow of £142 million in the first half of last year.

Financial position

At 30 September 2006 net borrowings (defined as borrowings, net of cash and cash equivalents and derivative financial instruments) were £1,169 million and shareholders' equity was £5,454 million.

Additional pro forma financial information for continuing operations

Basis of preparation

The Group completed the acquisition of Alliance UniChem Plc on 31 July 2006. The statutory results for the Group for the six months ended 30 September 2006 therefore include trading of the former Alliance UniChem Plc businesses for the period from 31 July 2006 to 30 September 2006.

To assist investors in understanding the performance of the Group, pro forma financial information has been prepared to show the results from continuing operations of the Group as if the two former groups had always been combined. This information has been prepared for the six months ended 30 September 2006, with comparatives on the same basis for the six months ended 30 September 2005 and for the year ended 31 March 2006. The pro forma revenue and profit statement has been prepared on an adjusted basis, which means for continuing operations, before non trading items, amortisation of certain acquired intangible assets, IAS 39 timing differences, all net of tax and before exceptional tax credits.

Pro forma combined Group revenue and adjusted profit statement for continuing operations

for the six months ended 30 September 2006

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue including share of associates' revenue	**8,087**	7,817	16,123
Less: share of associates' revenue	**(1,048)**	(978)	(2,027)
Revenue	**7,039**	6,839	14,096
Trading profit including share of associates' trading profit	**300**	293	674
Less: share of associates' trading profit	**(33)**	(33)	(71)
Trading profit	**267**	260	603
Share of associates' post tax earnings	**23**	21	47
	290	281	650
Underlying net finance costs	**(18)**	(37)	(61)
	272	244	589
Underlying tax	**(79)**	(69)	(169)
Adjusted profit for the period	**193**	175	420
Attributable to:			
Equity shareholders (adjusted earnings)	**193**	175	419
Minority interests	**-**	-	1
	193	175	420

Pro forma combined Group adjusted segmental analysis for continuing operations – primary segments

for the six months ended 30 September 2006

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue			
Retail	**3,125**	2,956	6,312
Wholesale	**4,388**	4,343	8,711
Other Commercial Activities	**47**	44	88
Intra-group	**(521)**	(504)	(1,015)
	7,039	6,839	14,096
Trading profit			
Retail	**208**	200	472
Wholesale	**85**	80	169
Other Commercial Activities & Corporate Costs	**(26)**	(20)	(38)
	267	260	603

Pro forma combined Group adjusted segmental analysis for continuing operations – primary segments (continued)
for the six months ended 30 September 2006

Retail revenue and trading profit

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue			
UK:			
Health & Beauty	**2,316**	2,211	4,764
Community Pharmacy	**507**	463	967
	2,823	2,674	5,731
International:			
Republic of Ireland	**71**	68	142
Norway	**134**	128	259
The Netherlands	**68**	59	123
Italy	**12**	11	24
Thailand	**17**	16	33
	302	282	581
	3,125	2,956	6,312
Trading profit			
UK	**192**	185	437
International	**16**	15	35
	208	200	472

Additional UK retail revenue analysis:

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
UK:			
Health	**1,549**	1,429	2,941
Beauty & Toiletries	**792**	754	1,640
Lifestyle	**482**	491	1,150
	2,823	2,674	5,731

Wholesale revenue and trading profit

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue			
Northern Europe:			
UK	**932**	932	1,841
Norway	**112**	110	223
The Netherlands	**351**	330	681
Russia	**89**	-	-
Czech Republic	**119**	102	220
	1,603	1,474	2,965
Southern Europe:			
France	**1,839**	1,879	3,799
Italy	**464**	455	927
Spain	**519**	463	978
Portugal	**1**	93	94
	2,823	2,890	5,798
Intra-segment	**(38)**	(21)	(52)
	4,388	4,343	8,711
Trading profit			
Northern Europe	**49**	45	94
Southern Europe	**36**	35	75
	85	80	169

Pro forma combined Group adjusted segmental analysis for continuing operations – primary segments (continued)
for the six months ended 30 September 2006

Other Commercial Activities & Corporate Costs revenue and trading loss

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue			
Contract manufacturing	**38**	31	63
Own brand exports	**9**	13	25
	47	44	88
Trading loss			
Other Commercial Activities	**(8)**	(2)	(3)
Corporate Costs	**(18)**	(18)	(35)
	(26)	(20)	(38)

Pro forma combined Group adjusted cash flow for continuing operations
for the six months ended 30 September 2006

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Cash generated by operations	**471**	320	770
Tax and interest	**(53)**	(113)	(183)
Dividends (net)	**(144)**	(158)	(1,671)
Acquisitions and disposals	**(23)**	(8)	(90)
Capital expenditure	**(116)**	(136)	(266)
Fixed asset disposal proceeds	**6**	299	317
Other investments (net)	**12**	4	(40)
Other	**(2)**	(66)	(69)
Total cash inflow/(outflow)	**151**	142	(1,232)

The pro forma combined cash flow excludes cash outflows related to the merger, which comprise capitalised transaction costs and costs in relation to merger synergies.

Key reconciliations between pro forma and statutory financial results

for the six months ended 30 September 2006

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	20 Year end 31 Mar £milli
Revenue - continuing operations			
Pro forma	**7,039**	6,839	14,09
Relating to pre acquisition	**(3,106)**	(4,500)	(9,06
Statutory	**3,933**	2,339	5,02
Trading profit/profit from operations - continuing operations			
Pro forma trading profit	**267**	260	60
Relating to pre acquisition	**(92)**	(127)	(26
	175	133	33
Non trading items	**(19)**	149	3
Amortisation of certain acquired intangible assets	**(7)**	-	
	149	282	36
Share of associates' post tax earnings	**7**	-	
Statutory profit from operations	**156**	282	36
Earnings/profit attributable to equity shareholders			
Pro forma adjusted earnings - continuing operations	**193**	175	4
Relating to pre acquisition	**(69)**	(92)	(19
	124	83	22
Non trading items	**(19)**	149	3
Amortisation of certain acquired intangible assets	**(7)**	-	
IAS 39 timing differences	**(1)**	-	
Tax on non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences	**7**	10	3
Exceptional tax credits	**14**	-	[illegible]
	118	242	30
Discontinued operations	**17**	31	1,47
Statutory profit for the period attributable to equity shareholders	**135**	273	1,77

Independent review report
to the members of Alliance Boots plc

Introduction
We have been instructed by the Company to review the Group financial information for the six months ended 30 September 2006 which comprise the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement, and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the Group financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the Group financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the Group financial information as presented for the six months ended 30 September 2006.

KPMG Audit Plc
Chartered Accountants
London
14 November 2006

Group income statement

for the six months ended 30 September 2006

	Note	**2006 Six months ended 30 September £million**	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Revenue – continuing operations	4	**3,933**	2,339	5,027
Profit from operations before share of associates' post tax earnings	4	**149**	282	369
Share of associates' post tax earnings		**7**	-	-
Profit from operations		**156**	282	369
Finance income		**124**	89	187
Finance costs		**(127)**	(105)	(207)
Profit before tax		**153**	266	349
Tax	5	**(35)**	(24)	(45)
Profit after tax from continuing operations		**118**	242	304
Profit after tax from discontinued operations		**17**	30	1,470
Profit for the period		**135**	272	1,774
Attributable to:				
Equity shareholders		**135**	273	1,774
Minority interests		**-**	(1)	-
		135	272	1,774
Earnings per share - total	6			
Basic		**21.8p**	38.2p	259.4p
Diluted		**21.7p**	38.2p	259.0p
Earnings per share – continuing	6			
Basic		**19.0p**	33.9p	44.4p
Diluted		**19.0p**	33.8p	44.4p

Group statement of recognised income and expense
for the six months ended 30 September 2006

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Currency net investments			
-currency translation differences (net of tax)	**(29)**	7	8
-currency translation differences recycled on disposal of Boots Healthcare International	**-**	-	(12)
Defined benefit pension schemes			
-actuarial gain/(loss)	**16**	(55)	(77)
-related deferred tax (charge)/credit	**(4)**	17	23
Net gains on cash flow and net investment hedges			
-fair value change deferred in equity (net of tax)	**7**	-	-
Available-for-sale investments			
-gains on revaluation deferred in equity (net of tax)	**2**	-	-
Income and expense recognised directly in equity	**(8)**	(31)	(58)
Profit for the period	**135**	272	1,774
Total recognised income and expense for the period	**127**	241	1,716
Attributable to:			
Equity shareholders	**127**	242	1,716
Minority interests	**-**	(1)	-
	127	241	1,716

Group balance sheet
as at 30 September 2006

	2006 30 September £million	2005 30 September £million	2006 31 March £million
Assets			
Non-current assets			
Goodwill	**2,196**	-	-
Intangible assets	**1,761**	162	147
Property, plant and equipment	**1,654**	1,283	1,268
Investments in associates	**631**	-	-
Available-for-sale investments	**45**	-	-
Deferred tax assets	**4**	53	55
Trade and other receivables	**58**	53	32
Derivative financial instruments	-	4	2
	6,349	1,555	1,504
Current assets			
Inventories	**1,408**	766	594
Trade and other receivables	**1,792**	495	461
Current tax assets	**4**	1	14
Cash and cash equivalents	**374**	214	856
Derivative financial instruments	**5**	-	1
Assets classified as held for sale	**105**	676	1
	3,688	2,152	1,927
Total assets	**10,037**	3,707	3,431
Liabilities			
Current liabilities			
Borrowings	**(385)**	(151)	(183)
Trade and other payables	**(2,113)**	(639)	(632)
Current corporate tax liabilities	**(82)**	(58)	(56)
Provisions	**(53)**	(23)	(62)
Derivative financial instruments	**(1)**	-	(1)
Liabilities classified as held for sale	-	(319)	-
	(2,634)	(1,190)	(934)
Net current assets	**1,054**	962	993
Non-current liabilities			
Borrowings	**(1,050)**	(579)	(575)
Other payables	**(6)**	(7)	(30)
Non current corporate tax liabilities	-	(1)	-
Deferred tax liabilities	**(594)**	(113)	(97)
Retirement benefit obligations	**(83)**	(137)	(56)
Provisions	**(92)**	(12)	(87)
Derivative financial instruments	**(112)**	-	-
	(1,937)	(849)	(845)
Net assets	**5,466**	1,668	1,652
Equity			
Share capital	**360**	181	181
Share premium	**2**	2	2
Shares to be issued	**11**	-	-
Capital redemption reserve	**29**	29	29
Employee share trusts	**(141)**	(119)	(119)
Retained earnings	**1,243**	1,256	1,250
Translation reserve	**(31)**	8	(2)
Hedging reserve	**7**	-	-
Available-for-sale revaluation reserve	**2**	-	-
Merger reserve	**3,972**	311	311
Shareholders' equity	**5,454**	1,668	1,652
Minority interests	**12**	-	-
Total equity	**5,466**	1,668	1,652

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Group cash flow statement

for the six months ended 30 September 2006

	Note	**2006 Six months ended 30 September £million**	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Cash generated by operations	7a	**281**	221	501
Tax paid		**(2)**	(54)	(69)
Interest paid		**(45)**	(28)	(37)
Net cash from operating activities – continuing operations		**234**	139	395
Net cash (used in)/from investing activities – continuing operations	7b	**(19)**	213	148
Net cash used in financing activities – continuing operations	7c	**(835)**	(223)	(1,705)
Net cash (outflow)/inflow from continuing operations		**(620)**	129	(1,162)
Net cash inflow from discontinued operations	7d	**-**	12	39
Cash flows arising from sale of discontinued operations		**(3)**	-	1,854
Net (decrease)/increase in cash and cash equivalents in the period		**(623)**	141	731
Cash and cash equivalents at 1 April		**813**	80	80
Currency translation differences		**-**	(2)	2
Cash and cash equivalents at end of period		**190**	219	813

Set out below is a reconciliation of the net (decrease)/increase in cash and cash equivalents to the (increase)/decrease in net (borrowings)/cash. Net (borrowings)/cash are defined by the Group as borrowings net of cash and cash equivalents and derivative financial instruments.

	Note	**2006 Six months ended 30 September £million**	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Net (decrease)/increase in cash and cash equivalents		**(623)**	141	731
Cash and cash equivalents outflow from decrease in debt and lease financing	7e	**730**	21	31
Decrease in net (borrowings)/cash resulting from cash flows		**107**	162	762
Borrowings acquired with businesses		**(1,390)**	-	-
		(1,283)	162	762
Finance leases entered into		**(2)**	(17)	(24)
Currency translation differences and fair value adjustments on financial instruments		**16**	-	3
(Increase)/decrease in net (borrowings)/cash in the period		**(1,269)**	145	741
Net cash/(borrowings) at 1 April		**100**	(641)	(641)
Net (borrowings)/cash at end of period	8	**(1,169)**	(496)	100

Notes to the financial information
for the six months ended 30 September 2006

(1) BASIS OF PREPARATION
The interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 March 2006, except for the segmental analysis reporting and some presentational changes to the cash flow statement. New segmental reporting has been introduced to reflect the composition of the merged Group, with the two principal segments being the Retail and Wholesale Divisions. This revised segmentation and cash flow presentation will be followed in the financial statements for the year ended 31 March 2007.

The comparative figures for the year ended 31 March 2006 are not the Company's statutory financial statements for that financial year but have been extracted from them. Those statutory financial statements have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and did not include a statement under section 237(2) or (3) of the Companies Act 1985.

(2) EXCHANGE RATES
The significant exchange rates relative to Sterling used in the preparation of the financial statements are as follows:

	Average			Average	Period end		
	2006	**2006**	2005				
	Two months ended 30 September	**Six months ended 30 September**	Six months ended 30 September	2006 Year ended 31 March	**2006 30 September**	2005 30 September	2006 31 March
Euro	**1.476**	**1.462**	1.469	1.464	**1.477**	1.467	1.445
Turkish Lira	**2.804**				**2.834**		
US Dollar	**1.880**	**1.852**	1.809	1.778	**1.872**	1.761	1.734

(3) RECONCILIATION OF MOVEMENTS IN TOTAL EQUITY

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
At 1 April	**1,652**	1,621	1,621
Total recognised income and expense for the period	**127**	241	1,716
Share-based compensation			
- charged to income statement (net of tax)	**4**	5	5
Dividends	**(149)**	(149)	(1,640)
Shares issued	**3,840**	-	-
Shares to be issued	**11**	-	-
Fair value of own shares acquired on merger	**(31)**	-	-
Repurchase of own shares	**-**	(50)	(50)
Minority interests in businesses acquired	**12**	-	-
At end of period	**5,466**	1,668	1,652

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 04/01/2007

Notes to the financial information (continued)

for the six months ended 30 September 2006

(4) SEGMENTAL ANALYSIS – PRIMARY SEGMENTS

Revenue

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Retail	**2,645**	2,295	4,939
Wholesale	**1,417**	-	-
Other Commercial Activities	**47**	44	88
Intra-group	**(176)**	-	-
Continuing operations	**3,933**	2,339	5,027
Revenue from discontinued operations[1]	**-**	255	444
	3,933	2,594	5,471

[1] Revenue from discontinued businesses includes Boots Healthcare International, the elements of third party manufacturing that were disposed of with Boots Healthcare International and those relating to closed services businesses.

Profit for the six months ended 30 September 2006

	Retail £million	Wholesale £million	Other Commercial Activities & Corporate Costs £million	Continuing operations £million	Discontinued operations £million	Total £million
Trading profit	168	27	(20)	175	-	175
Non trading items						
-costs in relation to merger synergies	-	-	(9)	(9)	-	(9)
- restructuring	(2)	(8)	-	(10)	-	(10)
-profit on sale of property, plant and equipment	1	-	-	1	-	1
-other	-	(1)	-	(1)	-	(1)
Amortisation of certain acquired intangible assets	-	(7)	-	(7)	-	(7)
	167	11	(29)	149	-	149
Share of associates' post tax earnings				7	-	7
Profit from operations				156	-	156
Net finance costs[1]				(3)	-	(3)
Tax[2]				(35)	17	(18)
Profit for the period				118	17	135

Non trading items are those items classified by Alliance Boots as exceptional in nature.

[1] Net finance costs included a £1 million cost in respect of IAS 39 timing differences.

[2] Tax on non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences amounted to a £7 million credit. Tax also included an exceptional deferred tax credit of £14 million in respect of capital losses which were previously not recognised, relating to continuing operations.
The tax credit for discontinued operations related to the release of a prior year provision no longer required.

Notes to the financial information (continued)
for the six months ended 30 September 2006

(4) SEGMENTAL ANALYSIS – PRIMARY SEGMENTS (CONTINUED)

Profit for the six months ended 30 September 2005

	Retail £million	Other Commercial Activities & Corporate Costs £million	Continuing operations £million	Discontinued operations £million	Total £million
Trading profit	143	(10)	133	47	180
Non trading items					
- profit on sale and leaseback[1]	151	-	151	-	151
- loss on sale of property, plant and equipment	(2)	-	(2)	-	(2)
- depreciation on assets held for sale	-	-	-	3	3
- costs relating to disposal of Boots Healthcare International	-	-	-	(5)	(5)
Profit from operations	292	(10)	282	45	327
Net finance costs			(16)	(1)	(17)
Tax[2]			(24)	(14)	(38)
Profit for the period			242	30	272

1 Profit on sale and leaseback of 312 stores in July 2005.

2 Tax on non trading items amounted to a £10 million credit, relating to continuing operations.

Profit for the year ended 31 March 2006

	Retail £million	Other Commercial Activities & Corporate Costs £million	Continuing operations £million	Discontinued operations £million	Total £million
Trading profit	352	(16)	336	85	421
Non trading items					
- restructuring and refurbishment[1]	(90)	(34)	(124)	-	(124)
- profit on sale and leaseback[2]	150	-	150	-	150
- profit on sale of property, plant and equipment	5	2	7	-	7
- depreciation on assets held for sale	-	-	-	5	5
Profit from operations	417	(48)	369	90	459
Net finance costs			(20)	-	(20)
Tax[3]			(45)	(22)	(67)
Profit on disposal of discontinued operations[4]			-	1,402	1,402
Profit for the year			304	1,470	1,774

1 Restructuring and refurbishment costs related to the centralisation and automation programme, costs associated with fundamentally restructuring contractual arrangements with third party providers and costs associated with the historic obligations under leases encompassed in the store investment programme.

2 Profit on sale and leaseback of 312 stores in July 2005.

3 Tax on non trading items amounted to a £39 million credit, relating to continuing operations. The tax charge also included a £12 million credit for adjustments in respect of prior periods.

4 The profit on the disposal of discontinued operations included an attributable tax credit of £31 million.

(5) TAX

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
UK corporation tax	**24**	34	58
Overseas tax	**3**	-	6
Deferred tax	**8**	(10)	(19)
	35	24	45

The underlying tax charge, calculated before non trading items, amortisation of certain acquired intangible assets, IAS 39 timing differences and exceptional tax credits, reconciles to the tax charge in the period as follows:

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Underlying tax	**56**	34	96
Tax on			
- non trading items	**(5)**	(10)	(39)
- amortisation of certain acquired intangible assets	**(2)**	-	-
Exceptional credits	**(14)**	-	(12)
	35	24	45

(6) EARNINGS PER SHARE

Earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of shares in issue during the period. Diluted earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of shares in issue added to the dilutive potential shares assuming they had all converted to issued shares at the beginning of the period.

	2006			2005		
	Profit six months ended 30 September £million	Weighted average number of shares six months ended 30 September million	Earnings per share six months ended 30 September pence	Profit six months ended 30 September £million	Weighted average number of shares six months ended 30 September million	Earnings per share six months ended 30 September Pence
Total operations						
Basic	**135**	**620**	**21.8**	273	714	38.2
Potentially dilutive share options	**-**	**1**	**(0.1)**	-	1	-
Diluted	**135**	**621**	**21.7**	273	715	38.2
Continuing operations						
Basic	**118**	**620**	**19.0**	242	714	33.9
Potentially dilutive share options	**-**	**1**	**-**	-	1	(0.1)
Diluted	**118**	**621**	**19.0**	242	715	33.8

(7) GROUP CASH FLOW STATEMENT

(a) Cash generated by operations – continuing operations	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Profit from operations	**156**	282	369
Share of associates' post tax earnings	**(7)**	-	-
Depreciation, amortisation and impairments	**109**	87	180
Share-based compensation charge	**4**	5	5
Profit on disposal of property, plant and equipment	**(1)**	(149)	(171)
Non cash movements	**(1)**	1	(3)
(Decrease)/increase in inventories	**(45)**	(102)	65
Decrease/(increase) in receivables	**184**	75	(27)
(Decrease)/increase in payables and provisions	**(77)**	12	130
(Decrease)/increase in retirement benefit obligations	**(41)**	10	(47)
	281	221	501

(b) Net cash (used in)/from investing activities – continuing operations			
Acquisition of businesses	**(46)**	-	-
Net cash of businesses acquired	**78**	-	-
Purchase of property, plant and equipment and intangible assets	**(93)**	(94)	(181)
Disposal of property, plant and equipment	**4**	295	308
Interest received	**38**	12	21
	(19)	213	148

(c) Net cash used in financing activities – continuing operations			
Interest element of finance lease obligations	**(3)**	(2)	(4)
Dividends paid to equity shareholders	**(101)**	(149)	(1,640)
Net (repayment of)/proceeds from borrowings	**(720)**	(9)	1
Repayment of capital element of finance lease obligations	**(10)**	(13)	(12)
Repurchase of own shares	-	(50)	(50)
Other cash flows from financing activities	**(1)**	-	-
	(835)	(223)	(1,705)

(d) Net cash inflow from discontinued operations

During the six months ended 30 September 2005, discontinued operations had cash inflows from operating activities of £16 million, cash outflows from investing activities of £5 million and cash inflows from financing activities of £1 million.

During the year ended 31 March 2006, discontinued operations had cash inflows from operating activities of £67 million, cash outflows from investing activities of £7 million and cash outflows from financing activities of £21 million.

(e) Cash and cash equivalents outflow from decrease in debt and lease financing			
Net repayment of borrowings	**720**	7	18
Repayment of capital element of finance lease obligations	**10**	14	13
	730	21	31

Notes to the financial information (continued)
for the six months ended 30 September 2006

(8) ANALYSIS OF MOVEMENT IN NET (BORROWINGS)/CASH

	Cash and cash equivalents £million	Borrowings within current liabilities £million	Borrowings within non-current liabilities £million	Derivative financial instruments £million	Net (borrowings)/cash £million
At 1 April 2006	856	(183)	(575)	2	100
Decrease in cash and cash equivalents	(481)	(142)	-	-	(623)
Decrease in borrowings	-	397	324	9	730
Borrowings acquired with businesses	-	(457)	(808)	(125)	(1,390)
Finance leases entered into	-	(1)	(1)	-	(2)
Other non-cash movements	-	(2)	2	-	-
Currency translation differences and fair value adjustments on financial instruments	(1)	3	8	6	16
At 30 September 2006	374	(385)	(1,050)	(108)	(1,169)

In the Group cash flow statement, cash and cash equivalents include bank overdrafts which are classified with borrowings within current liabilities in the balance sheet which amounted to £184 million at 30 September 2006 compared to £43 million as at 31 March 2006.

(9) NET CASH (OUTFLOW)/INFLOW ON ACQUISITIONS AND DISPOSALS
An analysis of the net cash (outflow)/inflow on acquisitions and disposals of businesses in the period is shown below:

	2006 Six months ended 30 September £million	2005 Six months ended 30 September £million	2006 Year ended 31 March £million
Acquisition of businesses	(46)	-	-
Net cash of businesses acquired	78	-	-
Disposal of businesses	(3)	-	1,854
Net cash of businesses disposed	-	-	(40)
Borrowings acquired with businesses	(1,390)	-	-
	(1,361)	-	1,814

(10) ACQUISITION OF ALLIANCE UNICHEM Plc
On 31 July 2006 the Group acquired the entire share capital of Alliance UniChem Plc for consideration, includi costs, of £3.9 billion. The provisional goodwill arising on the acquisition is £2.2 billion and the initial assessme of the fair value of the intangible assets acquired, which predominantly comprises pharmacy licences and customer related assets, is £1.7 billion.

Glossary of key terms

Adjusted earnings per share
Adjusted earnings divided by the weighted average number of shares in issue during the period.

Adjusted earnings
Profit for the period attributable to equity shareholders before non trading items, amortisation of certain acquired intangible assets and IAS 39 timing differences, all net of tax and before exceptional tax credits.

Amortisation of certain acquired intangible assets
Amortisation of acquired intangible assets other than computer software.

IAS 39 timing differences
Derivative financial instruments are used to hedge interest rate and currency exposures. IAS 39 dictates whether changes in the fair value of these instruments can be matched in the income statement by changes in the fair value of the item being hedged. Where they cannot be matched, or do not fully match, the unmatched amount represents a timing difference that will reverse over the life of the financial instruments.

Interest cover
Trading profit divided by underlying net finance costs.

Like for like revenue
Like for like revenue on a constant currency basis compared to the comparable period in the previous year.

Net (borrowings)/cash
Borrowings, net of cash and cash equivalents and derivative financial instruments.

Net finance costs
Finance costs net of finance income.

Non trading items
Items classified by Alliance Boots as exceptional in nature. In the reporting periods these mainly comprised costs in relation to merger synergies, restructuring and refurbishment costs, profit on sale and leaseback, profit/loss on sale of property, plant and equipment.

Trading margin
Trading profit expressed as a percentage of revenue.

Trading profit
Profit from operations before non trading items, amortisation of certain acquired intangible assets and share of associates' post tax earnings.

Underlying net finance costs
Net finance costs adjusted to exclude IAS 39 timing differences.

Underlying tax charge
The tax charge excluding tax on non trading items, IAS 39 timing differences and exceptional tax credits.

Underlying tax rate
The underlying tax charge expressed as a percentage of trading profit net of underlying net finance costs.

Shareholder information

2006/07 financial calendar

14 November 2006	2006/07 interim results
31 May 2007	2006/07 preliminary results and dividend announced
6 June 2007	Provisional final dividend ex-dividend date
8 June 2007	Provisional final dividend record date
4 July 2007	Provisional deadline for receipt of applications to participate in the Dividend Reinvestment Plan
24 July 2007	Provisional deadline for receipt of proxies for the Annual General Meeting
26 July 2007	Annual General Meeting
1 August 2007	Provisional final dividend payment date and purchase of shares for the Dividend Reinvestment Plan

Shareholder enquiries

Enquiries or information concerning existing shareholdings should be directed to the Company's registrars, Capita Registrars, either:

- in writing to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA, UK;
- by telephone from within the UK on + 44 (0) 870 162 3130;
- by telephone from outside the UK on + 44 (0) 20 7098 7837;
- by email to alliancebootsshareholder@capitaregistrars.com; or
- through the website www.allianceboots-shareholder.com.

You will need to register to use the above website which will enable you to safely add or change your details, download forms or submit queries. You will need your Investor Code which is shown on your share certificate.

If you have changed your address or lost your share certificate please notify Capita Registrars as soon as possible.

Alliance Boots Share Account Service

Shareholders can hold their shares electronically through a dedicated nominee service. Whilst still maintaining the benefits of being a shareholder, holding your shares through the Alliance Boots Share Account Service has many advantages over the traditional paper based procedures involving share certificates. Further information is available from Capita Registrars.

Electronic shareholder communications

Shareholders can elect to receive shareholder documents, such as notices of general meetings, electronically from the Company's website rather than a hard copy through the mail. This has the advantage of improving the speed of communication, reducing the administrative costs of printing and postage and minimising the impact on the environment. To register for this service please provide your email address online at www.allianceboots-shareholder.com.

Amalgamation of shareholding

If you have received more than one copy of this report, your shareholding may be registered under more than one shareholder reference number. To amalgamate your accounts please contact Capita Registrars, with details of the accounts concerned.

Website

Press releases, the share price and other information on Alliance Boots are available on the Company's website, www.allianceboots.com.

Annual Report and Summary Financial Statement

The Company will be producing an Annual Report following the announcement of our Preliminary results for the year ended 31 March 2007 which will be made available to shareholders in a number of different formats. Shareholders will receive a summary version of the Annual Report incorporating an Annual Review of its businesses and operations, as well as summaries of the Report of the Directors and the Board report on remuneration, the Group income statement, the Group balance sheet and the Group cash flow statement. It will also contain a statement by the auditors confirming that the Summary Financial Statement complies with the statutory provisions and regulations governing the content of Summary Financial Statements, is consistent with the Annual Report and advising whether the auditor's report on the full Annual Report is qualified. On its

own, the Summary Financial Statements do not contain sufficient information to allow as full an understanding of the results and affairs of Alliance Boots plc or the Alliance Boots group as would be provided by the full Annual Report. A copy of the Annual Report will be made available for viewing on the Alliance Boots website www.allianceboots.com. If you would like us to send you the Annual Report in the future, please advise Capita Registrars. Alternatively you can register to receive the document in either format online at www.allianceboots-shareholder.com.

Dividend mandates
To avoid the risk of delay or loss of dividend cheques, dividends can be paid directly into your bank or building society account. To register for this service forms are available from Capita Registrars or from www.allianceboots-shareholder.com.

Dividend Reinvestment Plan
The Dividend Reinvestment Plan gives shareholders the opportunity to reinvest cash dividends in Alliance Boots shares by becoming a participant in a special low cost dealing arrangement. This is currently open to members of the Alliance Boots Shareholder Account Service and CREST members. Please call our Capita Registrars for more information.

Share dealing services
Details of special low cost dealing services in our shares may be obtained from:

Capita Share Dealing Services (telephone +44 (0) 870 458 4577 or visit www.capitadeal.com)
Capita is regulated by the Financial Services Authority and is a member of the London Stock Exchange and has approved the references to itself solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 only.

Hoare Govett Limited (telephone +44 (0) 207 678 8300)
Hoare Govett Limited is regulated by the Financial Services Authority and is a member of the London Stock Exchange and has approved the references to itself solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 only.

Share listing
Our shares are listed on the London Stock Exchange under EPIC: "AB."; SEDOL: "B0P7Y25"; ISIN: "GB00B0P7Y252"

Unsolicited mail
We are obliged by law to make our share register publicly available and as a consequence some shareholders may receive unsolicited mail, including from unauthorised investment firms. For more information on unauthorised investment firms targeting UK investors, visit the Financial Services Authority website at www.fsa.gov.uk/consumer. To limit the amount of unsolicited mail you receive, contact:

The Mailing Preference Service, FREEPOST 29 (LON 20771), London, W1E 0ZT, UK
or register online at www.mpsonline.org.uk.

Company details
Alliance Boots plc
Registered in England & Wales, number: 4452715
Registered office: Sedley Place, 4th Floor, 361 Oxford Street, London, W1C 2JL, UK
Telephone: +44 (0) 1932 870550
Facsimile: + 44 (0) 1932 870555
Email: enquiries@allianceboots.com
Website: www.allianceboots.com

Principal businesses and associates

Segment		Country	Principal business
Retail - UK		UK - Health & Beauty	Boots The Chemists (incorporating Boots Opticians)
		- Community Pharmacy	Alliance Pharmacy
- International		Republic of Ireland	Boots Retail (Ireland)
		Norway	Alliance Apotek
		The Netherlands	De Vier Vijzels
		Italy	Alliance Farmacie Comunali
		Thailand	Boots
Wholesale	- Northern Europe	UK	UniChem
		Norway	Holtung
		The Netherlands	Interpharm
		Russia	Apteka Holding
		Czech Republic	Alliance UniChem CZ
	- Southern Europe	France	Alliance Santé
		Italy	Alleanza Salute Italia
		Spain	Grupo Safa
Other Commercial Activities		UK, France & Germany	Boots Manufacturing
		various	Boots Retail International
Associates		Turkey	Hedef Alliance
		Germany	ANZAG
		Switzerland	Galenica
		Portugal	Alliance UniChem Farmacêutica
		Egypt	UCP
		Romania	Farmexpert

END

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Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	QUEST announcement
Released	15:59 15-Nov-06
Number	1510M

On 14th November 2006, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Alliance Boots plc ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 6,234 ordinary shares of 37 7/39p each in the Company to employees who had exercised SAYE share options (under the Boots 1990 SAYE Share Option Scheme), at an average price of £6.24.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee 1990 SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. S. Wheway, Mr. S. Pessina, Mr. G. Fairweather, Ms. O. Barra, and Mr. S. Duncan.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 6,234.

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	QUEST announcement
Released	13:17 24-Nov-06
Number	6845M

On 23rd November 2006, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Alliance Boots plc ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 4,941 ordinary shares of 37 7/39p each in the Company to employees who had exercised SAYE share options (under the Boots 1990 SAYE Share Option Scheme), at an average price of £6.24.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee 1990 SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. S. Wheway, Mr. S. Pessina, Mr. G. Fairweather, Ms. O. Barra, and Mr. S. Duncan.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 4,941.

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Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	17:37 30-Nov-06
Number	0406N

RNS Number:0406N
Alliance Boots plc
30 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B)

3. Name of person discharging managerial responsibilities/director

RICHARD BAKER...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH..............................

7. Name of registered shareholder(s) and, if more than one, the number of

shares held by each of them

RICHARD BAKER...

8. State the nature of the transaction

PURCHASE OF SHARES UNDER BOOTS GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN 2002

9. Number of shares, debentures or financial instruments relating to shares acquired

16..

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL...

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A...

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

13. Price per share or value of transaction

811 pence...

14. Date and place of transaction

20 NOVEMBER 2006....................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

24,456....................................

16. Date issuer informed of transaction

28 NOVEMBER 2006.......................................

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN DEVLIN 020 7138 1171......................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

30 NOVEMBER 2006..........................

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Alliance Boots

Company Secretary's
D90 WF20
Nottingham NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells
@boots-plc.com
www.allianceboots.com

CAW/COSEC
01 February 2007

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st December to the 31st December 2006 relating to Alliance Boots PLC Company Number 4452715.

Regulatory press announcements regarding Alliance Boots PLC from 1st December 2006 to the 31st December 2006.

1. Regulatory Announcement dated 1st December 2006 relating to Director/PDMR Shareholding
2. Regulatory Announcement dated 4th December 2006 relating to Director/PDMR Shareholding
3. Regulatory Announcement dated 6th December 2006 relating to Total Voting Rights
4. Regulatory Announcement dated 11th December 2006 relating to Quest Announcement
5. Regulatory Announcement dated 20th December 2006 relting to Quest Announcement.

Documents filed by Alliance Boots PLC with the Registrar of Companies from 1st December 2006 to the 31st December 2006.

No documents were filed between 1st and 31st December 2006

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells

CHRISTINE WELLS
Company Secretarial Assistant

London STOCK EXCHANGE



Market news

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Name/code: Alliance Boots Plc

Index: FTSE 100

Industry sector: Select

Headline type: Select

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Your search returned 5 news announcements

Time/Date	Code	Name	Headline
11:44 20-Dec-06	AB.	Alliance Boots plc	Quest Announcement
12:07 11-Dec-06	AB.	Alliance Boots plc	QUEST announcement
16:35 06-Dec-06	AB.	Alliance Boots plc	Total Voting Rights
18:12 04-Dec-06	AB.	Alliance Boots plc	Director/PDMR Shareholding
14:50 01-Dec-06	AB.	Alliance Boots plc	Director/PDMR Shareholding

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Share price performance chart

Webcast available for this company

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	14:50 01-Dec-06
Number	1045N

RNS Number:1045N
Alliance Boots plc
01 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B)

3. Name of person discharging managerial responsibilities/director

RICHARD BAKER...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH.................................

7. Name of registered shareholder(s) and, if more than one, the number of shares

held by each of them

N/A...

8. State the nature of the transaction

N/A..

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A..

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A..

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A..

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A..

13. Price per share or value of transaction

N/A...

14. Date and place of transaction

N/A....................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A....................................

16. Date issuer informed of transaction

N/A...

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

23 NOVEMBER 2006...

18. Period during which or date on which it can be exercised

1 FEBRUARY 2010 TO 1 AUGUST 2010......................

19. Total amount paid (if any) for grant of the option

NIL..

20. Description of shares or debentures involved (class and number)

1482 ORDINARY SHARES OF 37 7/39 PENCE EACH......................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

637.34 pence...

22. Total number of shares or debentures over which options held following notification

873,240...

23. Any additional information

GRANT IN CONNECTION WITH "THE BOOTS GROUP SAYE SHARE OPTION PLAN 2002"..........

24. Name of contact and telephone number for queries

JOHN DEVLIN 020 7138 1171......................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

1 DECEMBER 2006..........................

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

Notification in accordance with Dr 3.1.4r(1)(A) and Dr 3.1.4r(1)(B)...........

3. Name of person discharging managerial responsibilities/director

GEORGE FAIRWEATHER...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

As 3 above ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH ....

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A...

8. State the nature of the transaction

N/A...

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

....

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

13. Price per share or value of transaction

N/A...

14. Date and place of transaction

N/A...

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A...

16. Date issuer informed of transaction

N/A...

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

23 NOVEMBER 2006..

18. Period during which or date on which it can be exercised

1 FEBRUARY 2010 TO 1 AUGUST 2010..................

19. Total amount paid (if any) for grant of the option

NIL...

20. Description of shares or debentures involved (class and number)

1482 ORDINARY SHARES OF 37 7/39 PENCE EACH ....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

637.34 pence......................... ....

22. Total number of shares or debentures over which options held following notification

90,019...

23. Any additional information

GRANT IN CONNECTION WITH "THE BOOTS GROUP SAYE SHARE OPTION PLAN 2002"..........

24. Name of contact and telephone number for queries

JOHN DEVLIN 020 7138 1171.......................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH...

26. Date of Notification

1 DECEMBER 2006..........................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	18:12 04-Dec-06
Number	2313N

RNS Number:2313N
Alliance Boots plc
04 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc..................................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B)

3. Name of person discharging managerial responsibilities/director

SIR NIGEL RUDD..

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A..

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH..............................

7. Name of registered shareholder(s) and, if more than one, the number of shares

held by each of them

SIR NIGEL RUDD...

8. State the nature of the transaction

PURCHASE OF SHARES...

9. Number of shares, debentures or financial instruments relating to shares acquired

8,472..

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00087%...

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A..

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

13. Price per share or value of transaction

797.5 pence...

14. Date and place of transaction

1 DECEMBER 2006, LONDON...................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

40,072 ORDINARY SHARES OF 37 7/39 PENCE EACH, 0.00414%

16. Date issuer informed of transaction

1 DECEMBER 2006...

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN DEVLIN 020 7138 1171........................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

4 DECEMBER 2006..........................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	Alliance Boots plc
TIDM	AB.
Headline	Total Voting Rights
Released	16:35 06-Dec-06
Number	3945N

RNS Number:3945N
Alliance Boots plc
06 December 2006

Alliance Boots plc

In accordance with the Transparency Directive's transitional provision six we would like to notify the market of the following:

Alliance Boots plc's issued share capital consists of 967,554,529 ordinary shares with a nominal vale of 37 7/39 pence each, with voting rights. Alliance Boots plc does not hold any shares in Treasury.

Therefore the total number of voting rights in Alliance Boots plc is 967,554,529.

The above figure (967,554,529) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Alliance Boots plc under the FSA's Disclosure and Transparency Rules.

Marco Pagni
General Counsel & Company Secretary.

6 December 2006.

Telephone number for enquiries: +44 (0)207 138 1121.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	QUEST announcement
Released	12:07 11-Dec-06
Number	6231N

On 6th December 2006, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Alliance Boots plc ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 5,637 ordinary shares of 37 7/39p each in the Company to employees who had exercised SAYE share options (under the Boots 1990 SAYE Share Option Scheme), at an average price of £6.24.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee 1990 SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. S. Wheway, Mr. S. Pessina, Mr. G. Fairweather, Ms. O. Barra, and Mr. S. Duncan.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 5,637.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Quest Announcement
Released	11:44 20-Dec-06
Number	3290O

RNS Number:3290O
Alliance Boots plc
20 December 2006

On 19th December 2006, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Alliance Boots plc ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 10,654 ordinary shares of 37 7/39p each in the Company to employees who had exercised SAYE share options (under the Boots 1990 SAYE Share Option Scheme), at an average price of £6.24.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee 1990 SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. S. Wheway, Mr. S. Pessina, Mr. G. Fairweather, Ms. O. Barra, and Mr. S. Duncan.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 10,654.

Frank Standish
Deputy Company Secretary

02071381121

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

CAW/COSEC
01 February 2007

Company Secretary's
D90 WF20
Nottingham NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells
@boots-plc.com
www.allianceboots.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st January to the 31st January 2007 relating to Alliance Boots PLC Company Number 4452715.

Regulatory press announcements regarding Alliance Boots PLC from 1st January 2007 to the 31st January 2007.

1. Regulatory Announcement dated 11th January 2007 relating to Q3 trading update
2. Regulatory Announcement dated 12th January 2007 relating to Director / PDMR Shareholding
3. Regulatory Announcement dated 12th January 2007 relating to Director / PDMR Shareholding
4. Regulatory Announcement dated 25th January 2007 relating to Director / PDMR Shareholding
5. Regulatory Announcement dated 29th January 2007 relating to Joint Venture in China

Documents filed by Alliance Boots PLC with the Registrar of Companies from 1st January 2007 to the 31st January 2007.

No documents were filed between 1st January 2007 and 31st January 2007

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells

CHRISTINE WELLS
Company Secretarial Assistant

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Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

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Index FTSE 100

Industry sector Select

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Your search returned 5 news announcements

Time/Date	Code	Name	Headline
07:01 29-Jan-07	AB.	Alliance Boots plc	Joint Venture in China
14:42 25-Jan-07	AB.	Alliance Boots plc	Director/PDMR Shareholding
17:00 12-Jan-07	AB.	Alliance Boots plc	Director/PDMR Shareholding
14:58 12-Jan-07	AB.	Alliance Boots plc	Director/PDMR Shareholding
07:00 11-Jan-07	AB.	Alliance Boots plc	Q3 Trading Update

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Webcast available for this company

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Joint Venture in China
Released	07:01 29-Jan-07
Number	2624Q

29 January 2007

Alliance Boots to enter Chinese pharmaceutical market through joint venture

Alliance Boots plc, a leading pharmacy-led health and beauty group, today announces that it has reached an agreement to form a 50:50 joint venture in Guangzhou Pharmaceuticals Corporation ("GP Corp"), the third largest pharmaceutical wholesaler in China.

China is the ninth largest pharmaceutical market in the world. It is experiencing rapid economic growth which is driving even higher growth rates for healthcare expenditure. As a result, China is expected to be the sixth largest pharmaceuticals market by 2010. The Chinese pharmaceutical wholesale and distribution market is fragmented and largely regionally-based and principally involves supply to hospital pharmacies.

GP Corp is the third largest pharmaceutical wholesaler nationally with around a 3% market share, and is the leader in its home province of Guangdong with a market share of approximately 16%. Guangdong has a population of around 78 million and enjoys one of the fastest growing GDP per capita in China. GP Corp reported revenue of around £425 million for 2005, operates eight depots and has approximately 2,000 employees. On completion of the transaction GP Corp is expected to operate 29 retail pharmacies, this being the maximum permitted under current regulations for a 50:50 foreign-invested joint venture such as GP Corp.

Alliance Boots' partner in the joint venture will be Guangzhou Pharmaceutical Company Ltd, a majority state-owned pharmaceutical enterprise which is listed on the Hong Kong and Shanghai stock exchanges. Guangzhou Pharmaceutical Company Ltd currently owns 90% of GP Corp.

The investment in GP Corp will be made through a UK subsidiary in which Beijing Med-Pharm Corporation ("BMP") holds a 20% stake. BMP is a US-listed pharmaceutical marketing and distribution company with existing operations and significant experience in China. The subsidiary will acquire a 50% interest in GP Corp for a total consideration of around £38 million. Alliance Boots and BMP will fund the subsidiary pro-rata to their shareholdings. Alliance Boots will meet its investment from existing resources and will equity account for its interest in the joint venture.

Commenting on the announcement, Richard Baker, Alliance Boots Chief Executive, said: "This is an exciting deal for Alliance Boots and underlies our commitment to be a major international player in pharmacy-led health and beauty. The Chinese market has good growth potential and this move demonstrates our belief in the ability of the Group to drive growth through developing opportunities in new markets."

Stefano Pessina, Executive Deputy Chairman of Alliance Boots, with responsibility for strategy and M&A said: "The move into the Chinese market demonstrates Alliance Boots' commitment to growing internationally and our attractiveness to partners. China is an exciting and important market for us to enter. This joint venture brings together strong local management and our extensive experience in running pharmaceutical wholesaling businesses. We expect GP Corp to benefit from both the rapid expansion of the Chinese healthcare market and further consolidation opportunities as they arise."

Yang Rongming, Chairman of the joint venture partner, Guangzhou Pharmaceutical Company Ltd, said: "We are delighted to be forming this joint venture with such an experienced international partner with proven excellence in the operation, acquisition and integration of pharmaceutical distribution businesses."

The formation of the joint venture, which is conditional upon receiving Guangzhou Pharmaceutical Company Ltd shareholder approval and various government and regulatory approvals, is expected to be completed in the second half of 2007 and will expand Alliance Boots' wholesale presence to 15 countries.

-Ends-

Editor's Notes:

Guangzhou Pharmaceutical Company Ltd is principally engaged in the manufacture and sale of Chinese patent medicine; wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and research and development of natural medicine and biological medicine. Guangzhou Pharmaceutical Company Ltd is a state-owned pharmaceutical enterprise under the Guangzhou municipal government, the H shares of which were listed on the Hong Kong Stock Exchange in 1997 and the A shares of which were listed on the Shanghai Stock Exchange in 2001. Currently Guangzhou Pharmaceutical Company Ltd owns 90% of Guangzhou Pharmaceuticals Corporation which is engaged in pharmaceutical wholesaling and distribution.

Beijing Med-Pharm Corporation (NASDAQ: BJGP) is a pharmaceutical marketing and distribution company that offers the following services in China: pre-market entry analysis; clinical trial management; product registration; market research; pharmaceutical distribution to hospitals; and pharmaceutical marketing to healthcare providers.

Alliance Boots

Alliance Boots is a leading international pharmacy-led health and beauty group which operates in both wholesale and retail.

It has a wholesale and distribution network serving over 125,000 pharmacies, hospitals and health centres via 380 depots in 14 countries. Pharmaceutical wholesaling businesses are in the Czech Republic, France, Italy, The Netherlands, Norway, Russia, Spain and the UK. Associate pharmaceutical wholesaling interests are in Egypt, Germany, Portugal, Romania, Switzerland and Turkey.

In retail, Alliance Boots has a network of approximately 3,000 outlets in seven countries, of which over 2,700 have pharmacies. Retail healthcare outlets are in Republic of Ireland, Italy, The Netherlands, Norway, Thailand and the UK. Associate retail healthcare outlets are in Italy and Switzerland.

Formed on 31 July 2006, Alliance Boots is listed on the London Stock Exchange and employs around 100,000 people.

Merrill Lynch International acted as financial advisor to Alliance Boots. Merrill Lynch International is acting exclusively for Alliance Boots in connection with its investment in GP Corp and for no one else.

For further information, please contact:

Investor Relations
Gerald Gradwell/Chris Laud
Tel: +44 (0)20 7138 1118

Media
Donal McCabe
Tel: +44 (0)20 7138 1164

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©2007 London Stock Exchange plc. All rights reserved

Company	Alliance Boots plc
TIDM	AB.
Headline	Q3 Trading Update
Released	07:00 11-Jan-07
Number	3395P

11 January 2007

ALLIANCE BOOTS: Q3 trading update
Group remains on track for the full year

Alliance Boots plc, the international pharmacy-led health and beauty group, today updates on trading for its third quarter (the three months ended 31 December 2006).

Revenue growth over the comparable period last year	**Total**	**Like for like**
Retail Division		
UK	+2.5%	+1.5%
International	+5.3%	+2.7%
Total	**+2.7%**	**+1.6%**
Wholesale Division		
Northern Europe	+14.3%	+2.9%
Southern Europe	-0.1%	+0.8%
Total	**+5.1%**	**+1.6%**

All comments and comparative figures in this announcement are made on the basis of pro forma figures for the comparative period as if the two former groups had always been combined. Like for like revenue growth is on a constant currency basis.

Commenting today, Alliance Boots Chief Executive Richard Baker said:

"The Group performed well during the quarter and remains on track. Total and like for like revenue grew in both divisions which, combined with our good margin management, reinforces our confidence for the full year."

Retail

In the UK we performed strongly in both revenue and trading margin, in what has been a highly competitive market.

Like for like revenue in the UK grew by 1.5%. The calendar quarter contained one fewer Saturday and one additional Sunday compared to the prior year. This change in days reduced like for like revenue by 0.7%, the impact of which will reverse in the fourth quarter. The expected adjustments to the reimbursement rate in relation to generic prescription medicines in the UK, which came into effect at the beginning of October 2006,

reduced underlying revenue growth by approximately 1.2% over the comparative period last year. This impact is entirely attributable to our dispensing activities.

Our Health & Beauty business delivered another record third quarter revenue increase, supported by the "Gorgeous" advertising campaign. Trading margin increased due to better buying, less discounting and promotional activity, and a higher proportion of exclusive and own brand seasonal products.

In the Health category in the UK we saw continued growth in dispensing volumes, growth in the value of these sales being lower, as anticipated, as a result of the adjustments to the generics reimbursement rate.

In the Beauty & Toiletries category, where we have leading market positions and brands, cosmetics and fragrances performed particularly strongly. This was a key contributor to our biggest ever trading week in the run-up to Christmas for UK Retail.

In the Lifestyle category (which includes seasonal and electrical beauty products), good seasonal gift sales combined with more selective buying, tight stock control and a good start to the post-Christmas sale, has resulted in us entering the new calendar year with seasonal inventories in line with our expectations.

Our international retail businesses traded in line with our expectations during the quarter.

Wholesale

Revenue in our Wholesale Division grew, in what remain competitive markets. Government price cuts and the trend towards the increased use of generic medicines reduced total market value growth, but had no impact on volumes.

In Northern Europe our businesses performed in line with our expectations. Revenue growth benefited from the acquisitions of Cordia Healthcare in the UK and Apteka in Russia, and increased intra-group sales to our Health & Beauty business.

In Southern Europe our businesses have similarly performed in line with our expectations. In France the anticipated government action to contain healthcare expenditure has now been confirmed which will result in an additional €35 million healthcare tax for 2006 allocated between all pharmaceutical wholesalers and distributors. During the quarter the restructuring of our French warehouse network has continued in line with plan.

Corporate development

The programme to comply with the undertaking given to the Office of Fair Trading at the time they approved the merger is well underway. Of the 96 pharmacies in the UK identified for disposal, conditional contracts have been signed to sell 89.

- Ends -

Richard Baker, Chief Executive, and George Fairweather, Group Finance Director, will host a conference call for analysts at 08.00 GMT.

UK dial in number 020 8515 2301
International dial in number +44 20 8515 2301

Quote conference title – Alliance Boots Q3 Trading Update

A replay facility will be available for seven days:

UK dial in number 020 7190 5901
International dial in number +44 20 7190 5901
Access number 134786#

For further information, please contact:

Investor Relations
Gerald Gradwell/Chris Laud
Tel: +44 (0)20 7138 1118

Media
Donal McCabe
Tel: +44 (0)20 7138 1164

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	14:58 12-Jan-07
Number	4613P

RNS Number:4613P
Alliance Boots plc
12 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B).....

3. Name of person discharging managerial responsibilities/director

RICHARD BAKER...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A.......................................

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH................................

7. Name of registered shareholder(s) and, if more than one, the number of shares

held by each of them

RICHARD BAKER....................................

8. State the nature of the transaction

PURCHASE OF SHARES UNDER BOOTS GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN 2002....

9. Number of shares, debentures or financial instruments relating to shares acquired

15...............................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL..

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A.............................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

13. Price per share or value of transaction

828.50 pence...

14. Date and place of transaction

20 DECEMBER 2006................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

24,471..................................

16. Date issuer informed of transaction

9 JANUARY 2007..

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

PHILIP OST 0207 138 1121.......................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

9 JANUARY 2007..........................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	17:00 12-Jan-07
Number	4786P

RNS Number:4786P
Alliance Boots plc
12 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B)

3. Name of person discharging managerial responsibilities/director

STEVE DUNCAN...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH................................

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A..

8. State the nature of the transaction

SALE OF ORDINARY ALLIANCE BOOTS SHARES..........................

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A...

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000..

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.002% ....

13. Price per share or value of transaction

822.2527 PENCE..

14. Date and place of transaction

11 JANUARY 2007.................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

44,419 ORDINARY SHARES /0.004%..

16. Date issuer informed of transaction

11 JANUARY 2007..

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

PHILIP OST / 020 7138 1121.......................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

12 JANUARY 2007..........................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Alliance Boots plc
TIDM	AB.
Headline	Director/PDMR Shareholding
Released	14:42 25-Jan-07
Number	1556Q

RNS Number:1556Q
Alliance Boots plc
25 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance Boots plc ....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with the section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(iii) NOTIFICATION IN ACCORDANCE WITH DR 3.1.4R(1)(A) AND DR 3.1.4R(1)(B)

3. Name of person discharging managerial responsibilities/director

RICHARD BAKER...

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AS 3 ABOVE ....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 37 7/39 PENCE EACH...............................

7. Name of registered shareholder(s) and, if more than one, the number of shares

held by each of them

RICHARD BAKER...

8. State the nature of the transaction

PURCHASE OF SHARES UNDER BOOTS GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN 2002....

9. Number of shares, debentures or financial instruments relating to shares acquired

15..

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL.....................................

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A...

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A...

13. Price per share or value of transaction

8.035 pence..

14. Date and place of transaction

22 JANUARY 2007..................................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

24,486..................................

16. Date issuer informed of transaction

23 JANUARY 2007..

If a person discharging managerial responsibilities has been granted options by the issuer complete the following

17. Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

PHILIP OST 0207 138 1121........................

25. Name and signature of duly authorised officer of issuer responsible for making notification

FRANK STANDISH ....

26. Date of Notification

25 JANUARY 2007..........................

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

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